# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

**For the month of August, 2004**

**Commission File Number 1-14732**

# COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

# National Steel Company
(Translation of Registrant's name into English)

**Rua São José, 20 GR 1602 - Parte**
**Rio de Janeiro, RJ**
**Federative Republic of Brazil**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.  We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of June 30, 2004, the related statements of income for the quarter and the semester then ended, the performance report and the relevant information, presented in accordance with the accounting principles generally accepted in Brazil, prepared under the responsibility of the Company's management.

2.  Except for the issue presented in paragraph (3), our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquires and discussions with the Company's management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company's and its subsidiaries financial position and operations.

3.  As described in Note 14 to the quarterly financial information, the Company and its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange variations in the year 2001, in conformity with Provisional Measure no.3/2001 and Deliberations no.404/2001 and 409/2001 from the Brazilian Securities Commission – CVM. The accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate variations during the period in which they occurred. As a result, as of June 30, 2004 the stockholders' equity is overstated by approximately R$36 million (R$55 million as of March 31, 2004) and the net income for the quarter and semester ended June 30, 2004, is understated by approximately R$19 million and R$39 million respectively, net of fiscal effects.

4.  Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5.  As described in Note 7 to the Quarterly Information, as of June 30, 2004, the Company and its subsidiaries had recorded in current assets, accounts receivable in the amount of R$77 million, under the injunctions effect for payments suspension, related to the sale of energy in the Wholesale Electric Energy Market – MAE, for the period between September 2000 and September 2002. These amounts are subject to changes, depending on the decision on judicial process under-way filed by electric energy sector, related to the interpretation of market regulation in effect for that period.

6.  The individual and consolidated financial statements as of March 31, 2004 presented for comparative purposes, were reviewed by us, and our report, dated April 30, 2004 included a qualification with respect to the deferral of net negative exchange variations for the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the wholesale Electric Energy Market – MAE for the period September 2000 to September 2002. The individual and consolidated statements of income in the quarter and semester ended June 30, 2003, presented for comparative purposes, were reviewed by us, and our report, dated August 1st, 2003, contains a qualification with respect to the deferral of net negative exchange variations in the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the MAE.

7.  Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in Note 24, the EBTIDA Statement included in Note 25, and the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the Quarterly Information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. This information was reviewed according to the review procedures mentioned in paragraph (2) above, and based on

our special review, except for the issue presented in paragraph (3), is fairly stated, in all material respects, in relation to the Quarterly Information taken as a whole.

8. The accompanying quarterly report have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 23, 2004

DELOITTE TOUCHE TOHMATSU                                 Marcelo Cavalcanti Almeida
Auditores Independentes                                          Engagement Partner

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 06/30/2004

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - NAME OF COMPANY | 3 - TAX PAYER |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001 -04 |

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

| 1- Code | 2 - Description | 3 - 06/30/2004 | 4 - 03/31/2004 |
|---|---|---|---|
| 1 | Total Assets | 25,128,170 | 24,463,953 |
| 1.01 | Current Assets | 5,534,896 | 5,444,298 |
| 1.01.01 | Cash | 711,473 | 123,428 |
| 1.01.02 | Credits | 2,215,887 | 1,682,192 |
| 1.01.02.01 | Trade accounts receivable - Domestic Market | 872,704 | 702,768 |
| 1.01.02.02 | Trade Accounts Receivable - Export Market | 1,446,458 | 1,080,337 |
| 1.01.02.03 | Allowance for doubtful accounts | (103,275) | (100,913) |
| 1.01.03 | Inventories | 1,045,181 | 832,916 |
| 1.01.04 | Others | 1,562,355 | 2,805,762 |
| 1.01.04.01 | Marketable Securities | 987,070 | 2,192,910 |
| 1.01.04.02 | Withholding Income Tax and Social Contribution to Offset | 5,128 | 4,668 |
| 1.01.04.03 | Deferred Income Tax | 123,763 | 213,372 |
| 1.01.04.04 | Deferred Social Contribution | 21,896 | 53,465 |
| 1.01.04.05 | Dividends Receivable | 68,643 | 68,643 |
| 1.01.04.06 | Prepaid Expenses | 30,861 | 42,341 |
| 1.01.04.07 | Other | 324,994 | 230,363 |
| 1.02 | Long-Term Assets | 3,407,720 | 3,266,334 |
| 1.02.01 | Credits | 27,066 | 28,312 |
| 1.02.01.01 | Compulsory Loans - Eletrobras | 27,066 | 28,312 |
| 1.02.02 | Credit With Related Parties | 1,420,244 | 1,310,366 |
| 1.02.02.01 | Affiliates | - | - |
| 1.02.02.02 | Subsidiaries | 1,420,244 | 1,310,366 |
| 1.02.02.03 | Other Related Parties | - | - |
| 1.02.03 | Others | 1,960,410 | 1,927,656 |
| 1.02.03.01 | Deferred Income Tax | 718,930 | 669,456 |
| 1.02.03.02 | Deferred Social Contribution | 71,823 | 72,353 |
| 1.02.03.03 | Judicial Deposits | 519,524 | 519,756 |
| 1.02.03.04 | Securities Receivable | 45,531 | 46,133 |
| 1.02.03.05 | Marketable Securities | 155,987 | 154,270 |
| 1.02.03.06 | Recoverable PIS/PASEP | 32,901 | 56,176 |
| 1.02.03.07 | Prepaid Expenses | 50,407 | 48,437 |
| 1.02.03.08 | Investment Available for Sale | 257,437 | 253,021 |
| 1.02.03.09 | Others | 107,870 | 108,054 |
| 1.03 | Permanent Assets | 16,185,554 | 15,753,321 |
| 1.03.01 | Investments | 3,676,105 | 3,120,001 |
| 1.03.01.01 | In Affiliates | - | - |
| 1.03.01.02 | In Subsidiaries | 3,676,105 | 3,120,001 |
| 1.03.01.03 | Other Investments | - | - |
| 1.03.02 | Property, plant and Equipment | 12,238,437 | 12,333,522 |
| 1.03.02.01 | In Net Operation | 12,049,460 | 12,151,205 |
| 1.03.02.02 | Construction | 71,671 | 66,249 |

| 1.03.02.03 | Lands | 117,306 | 116,068 |
|---|---|---|---|
| 1.03.03 | Deferred | 271,012 | 299,798 |

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

| 1- Code | 2 - Description | 3 - 06/30/2004 | 4 - 03/31/2004 |
|---|---|---|---|
| 2 | Total Liabilities | 25,128,170 | 24,463,953 |
| 2.01 | Current Liabilities | 3,017,145 | 3,984,296 |
| 2.01.01 | Loans and Financing | 1,204,375 | 1,538,863 |
| 2.01.02 | Debentures | 583,255 | 577,938 |
| 2.01.03 | Suppliers | 307,232 | 243,033 |
| 2.01.04 | Taxes and Contributions | 602,450 | 592,602 |
| 2.01.04.01 | Salaries and Social Contributions | 65,726 | 46,897 |
| 2.01.04.02 | Taxes Payable | 334,443 | 324,695 |
| 2.01.04.03 | Deferred Income Tax | 148,736 | 162,507 |
| 2.01.04.04 | Deferred Social Contribution | 53,545 | 58,503 |
| 2.01.05 | Dividends Payable | 382 | 717,603 |
| 2.01.05.01 | Dividends and Interest of Capital Stock Proposed | 382 | - |
| 2.01.06 | Provisions | 11,805 | 12,570 |
| 2.01.06.01 | Labor, Civil and Tax | 11,805 | 12,570 |
| 2.01.07 | Debt with Related Parties | - | - |
| 2.01.08 | Others | 307,646 | 301,687 |
| 2.01.08.01 | Accounts Payable - Affiliated Company | 199,971 | 185,205 |
| 2.01.08.02 | Others | 107,675 | 116,482 |
| 2.02 | Long-Term Liabilities | 13,961,882 | 12,689,366 |
| 2.02.01 | Loans and Financing | 7,992,284 | 6,818,318 |
| 2.02.02 | Debentures | 900,000 | 900,000 |
| 2.02.03 | Provisions | 3,603,557 | 3,602,723 |
| 2.02.03.01 | Labor, Civil, Fiscal and Environmental | 563,961 | 588,818 |
| 2.02.03.02 | For income Tax in judge | 19,634 | 18,825 |
| 2.02.03.03 | For Social Contribution in judge | 82,188 | 42,585 |
| 2.02.03.04 | Other Tax in judge | 578,927 | 562,035 |
| 2.02.03.05 | Deferred Income tax | 1,734,446 | 1,757,691 |
| 2.02.03.06 | Deferred Social Contribution | 624,401 | 632,769 |
| 2.02.04 | Debt with Related Parties | 1,103,115 | 1,022,823 |
| 2.02.05 | Others | 362,926 | 345,502 |
| 2.02.05.01 | Provision for Investment Devaluation | 80,677 | 62,834 |
| 2.02.05.02 | Others | 282,249 | 282,668 |
| 2.03 | Deferred Income | - | - |
| 2.05 | Stockholder's Equity | 8,149,143 | 7,790,201 |
| 2.05.01 | Paid-In Capital | 1,680,947 | 1,680,947 |
| 2.05.02 | Capital Reserve | 17,319 | 17,319 |
| 2.05.03 | Revaluation Reserve | 4,885,196 | 4,946,563 |
| 2.05.03.01 | Own Assets | 4,885,196 | 4,946,563 |
| 2.05.03.02 | Subsidiaries/Affiliates | - | - |
| 2.05.04 | Revenue Reserves | 644,803 | 736,594 |
| 2.05.04.01 | Legal | 249,391 | 249,391 |
| 2.05.04.02 | Estatutory | - | - |
| 2.05.04.03 | For Contingencies | - | - |
| 2.05.04.04 | Unrealized Income | - | - |
| 2.05.04.05 | Profit Retentions | - | - |
| 2.05.04.06 | Especial For Non-Distributesd Dividends | - | - |
| 2.05.04.07 | Other Profit Reserves | 395,412 | 487,203 |
| 2.05.04.07.01 | For Investments | 487,203 | 487,203 |
| 2.05.04.07.02 | Treasury stocks | (91,791) | - |

| 2.05.05 | Retained Earnings | 920,878 | 408,868 |

## 03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

| 1- Code | 2 - Description | 3 -04/01/2004 | 4 - 01/01/2004 | 5 -04/01/2003 | 6 - 01/01/2003 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and Services | 2,673,941 | 4,586,082 | 1,856,982 | 3,502,414 |
| 3.02 | Deductions from Gross Revenue | (358,105) | (681,888) | (305,900) | (559,298) |
| 3.03 | Net Revenue from Sales and Services | 2,315,836 | 3,904,194 | 1,551,082 | 2,943,116 |
| 3.04 | Cost of Goods and Services Sold | (1,258,589) | (2,121,690) | (855,692) | (1,555,436) |
| 3.04.01 | Depreciation, Depletion and Amortization | (197,650) | (353,715) | (147,077) | (264,729) |
| 3.04.02 | Others | (1,060,939) | (1,767,975) | (708,615) | (1,290,707) |
| 3.05 | Gross Profit | 1,057,247 | 1,782,504 | 695,390 | 1,387,680 |
| 3.06 | Operating Income/Expenses | (479,467) | (729,549) | (366,755) | (509,390) |
| 3.06.01 | Selling | (67,628) | (127,234) | (48,313) | (95,917) |
| 3.06.01.01 | Depreciation and Amortization | (1,835) | (3,607) | (1,511) | (3,030) |
| 3.06.01.02 | Others | (65,793) | (123,627) | (46,802) | (92,887) |
| 3.06.02 | General and Administrative | (62,754) | (109,917) | (61,228) | (113,925) |
| 3.06.02.01 | Depreciation and Amortization | (5,615) | (11,180) | (5,018) | (10,588) |
| 3.06.02.02 | Others | (57,139) | (98,737) | (56,210) | (103,337) |
| 3.06.03 | Financial | (436,639) | (811,074) | (107,911) | (123,887) |
| 3.06.03.01 | Financial Income | 278,997 | 311,368 | (845,354) | (982,636) |
| 3.06.03.02 | Financial Expenses | (715,636) | (1,122,442) | 737,443 | 858,749 |
| 3.06.03.02.01 | Amortization of Especial Exchange Variation | (25,542) | (53,043) | (33,425) | (67,498) |
| 3.06.03.02.02 | Foreign Exchange and Monetary loss, net | (456,743) | (535,728) | 949,376 | 1,287,088 |
| 3.06.03.02.03 | Financial Expenses | (233,351) | (533,671) | (178,508) | (360,841) |
| 3.06.04 | Other Operating Income | 7,061 | 18,823 | 3,018 | 6,545 |
| 3.06.05 | Other Operating Expenses | (31,489) | (54,323) | (27,069) | (5,645) |
| 3.06.06 | Equity Results of Subsidiaries and Affiliated Companies | 111,982 | 354,176 | (125,252) | (176,561) |
| 3.07 | Operating Income/Loss | 577,780 | 1,052,955 | 328,635 | 878,290 |
| 3.08 | Non-Operating Income/Loss | (729) | (783) | (6,758) | (12,159) |
| 3.08.01 | Income | 1 | 3 | 6 | 25 |
| 3.08.02 | Expenses | (730) | (786) | (6,764) | (12,184) |
| 3.09 | Income before taxes and participations/contributions | 577,051 | 1,052,172 | 321,877 | 866,131 |
| 3.10 | Provision for income tax and social contribution | (37,903) | (103,028) | (39,959) | 4,630 |
| 3.11 | Deferred Income Tax | (53,505) | (116,142) | (146,934) | (329,745) |
| 3.12 | Statutory Participations/Contributions | - | - | - | - |
| 3.12.01 | Participations | - | - | - | - |
| 3.12.02 | Contributions | - | - | - | - |
| 3.13 | Reversal of Interest on Stockholder's Equity | - | - | - | - |
| 3.15 | Net Income (Loss) for the Period | 485,643 | 833,002 | 134,984 | 541,016 |
| | OUTSTANDING SHARES (THOUSANDS) | 284,404 | 284,404 | 71,729,261 | 71,729,261 |
| | EARNINGS PER SHARE (R$) | 1.70758 | 2.92894 | 0.00188 | 0.00754 |
| | LOSS PER SHARE (R$) | | | | |

00403-0 COMPANHIA SIDERÚRGICA NACIONAL                              33.042.730/0001-04

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

(In thousands of reais, except as otherwise indicated)

## 1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais, to cater for the needs of the Presidente Vargas mill, and to improve their activities, the Company also maintains strategic investments in railroad, electricity and ports.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, the Company has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, and also, a rolling mill in the United States and a 50% participation in another rolling mill in Portugal.

## 2. PRESENTATION OF THE FINANCIAL STATEMENTS

Hereunder the configuration of the Quarterly Information form, the Parent Company and Consolidated Statements of changes in Financial Position and Cash Flow are presented on table "Other Information considered material by the Company".

## 3. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities Commission and IBRACON - Brazilian Institute of Accountants

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 14.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 13) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, being the amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the unamortized net of the foreign exchange variations related to the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees' Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission ("CVM"), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above as mentioned in reported deliberation and based on by independent actuarial studies (see note 26 item d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments.

The swaps operations are recorded based on the operations' net results, which are booked monthly as for the contractual conditions.

(m) Treasury Shares

As established by CVM Instruction No. 10/80, treasury shares were recorded at the acquisition cost.

## 4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of June 30, 2004 and March 31, 2004 include the following direct and indirect subsidiaries and joint subsidiaries:

| Companies | Currency of Origin | Percentage share of total and voting capital stock (%) | | Main Ativities |
|---|---|---|---|---|
| | | 6/30/2004 | 3/31/2004 | |
| **Direct Participation: Fully Consolidated** | | | | |
| CSN Energy Corp. | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| CSN Export Co. | US$ | 100.00 | 100.00 | Financial Operation and Product Trading |
| CSN Islands Corp. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands II Corp. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands III Corp. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands IV Corp. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands V Corp. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands VII Corp. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands VIII Corp. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Overseas | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Panama, S.A. | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| CSN Steel Corp. | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| CSN I S.A. | R$ | 100.00 | 99.67 | Steel Marketing and participation in other companies through equity states |
| Cia. Metalic Nordeste | R$ | 99.99 | 99.99 | Production of packings |
| Indústria Nacional de Aços Laminados - INAL S.A. | R$ | 99.99 | 99.99 | Steel Products Service Center |
| FEM - Projetos, Construções e Montagens S.A. | R$ | 99.99 | 99.99 | Assembly and Mantainance |
| Cia. Siderúrgica do Ceará - CSC | R$ | 99.99 | 99.99 | Steel Marketing |
| CSN Energia S.A. | R$ | 99.90 | 99.90 | Trading of Eletric Power |
| CSN Participações Energéticas S.A. | R$ | 99.70 | 99.70 | Participation in other companies through equity states |
| Sepetiba Tecon S.A. | R$ | 20.00 | 20.00 | Maritime Port Services |
| GalvaSud S.A. | R$ | 15.29 | | Steel Products Service Center |
| **Direct Participation : Proportionally Consolidated** | | | | |
| GalvaSud S.A. | R$ | | 51.00 | Steel Products Service Center |
| Companhia Ferroviária do Nordeste (CFN) | R$ | 49.99 | 49.99 | Logistics |
| **Indirect Participation: Fully Consolidated** | | | | |
| CSN Aceros, S.A. | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| CSN Cayman Ltd. | US$ | 100.00 | 100.00 | Financial Operation and Product Trading |
| CSN Iron, S.A. | US$ | 100.00 | 100.00 | Financial Operations |
| CSN LLC | US$ | 100.00 | 100.00 | Steel Marketing |
| CSN LLC Holding | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| CSN LLC Partner | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| Energy I Corp. | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| Management Services Co., Inc. | US$ | 100.00 | 100.00 | Services |
| Tangua Inc. | US$ | 100.00 | 100.00 | Participation in other companies through equity states |
| GalvaSud S.A. | R$ | 84.71 | | Steel Products Service Center |
| Sepetiba Tecon S.A. | R$ | 80.00 | 80.00 | Maritime Port Services |
| **Indirect Participation: Proportionally Consolidated** | | | | |
| Lusosider | EUR | 50.00 | 50.00 | Steel Marketing |

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on June 30, 2004 –R$/US$3.1075 (R$/US$2.9086 on March 31, 2004) and EUR/US$1.22131 (EUR/US$1.23182 on March 31, 2004).

The gains/losses originated by this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated. These Financial Statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the preparation of the consolidated Financial Statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Consistent with the Financial Statements for the year ended December 31, 2003, the Company did not consolidate the investee MRS Logística S.A., due to the fact that it does not represent any relevant change to the consolidated economic unit. As of June 30, 2004 and March 31, 2004, the Company holds 32.22% of participation in the total capital stock and 18.72% in the investee voting capital stock.

The participation in Itá Energética S.A. is shown, as investment available for sale in long-term assets, therefore, was not consolidated. (See note 11)

The reconciliation between shareholders' equity and net income for the year of the Parent Company and consolidated is as follows:

|  | Shareholder's equity | | Net profit | |
|  | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
|---|---|---|---|---|
| **Parent company** | 8,149,143 | 7,790,291 | 833,002 | 541,016 |
| Elimination of gains on inventories | (101,690) | (39,558) | (78,130) | (28,079) |
| Other adjustments | (1) | 1 | 1,924 | 5 |
| **Consolidated** | 8,047,452 | 7,750,734 | 756,796 | 512,942 |

5. TRANSACTIONS WITH RELATED PARTIES

a) Assets

| Companies | Accounts receivable | Financial Aplicattion | Mutua/ Current Accounts(1) | Debentures | Dividends Receivable | Advance for future capital | Advance to Suppliers | Total |
|---|---|---|---|---|---|---|---|---|
| CSN Cayman | 336,939 | | 268,282 | | | | | 605,221 |
| CSN Export Co. | 1,126,854 | | | | | | | 1,126,854 |
| CSN Islands II Corp. | 62 | | | | | | | 62 |
| CSN Islands III Corp. | 82 | | | | | | | 82 |
| CSN Islands IV Corp. | 51 | | | | | | | 51 |
| CSN Islands V Corp. | 61 | | | | | | | 61 |
| CSN Islands VII Corp. | 305 | | | | | | | 305 |
| CSN Overseas | | | 610,334 | | | | | 610,334 |
| CSN Panama, S.A. | 575 | | 541,628 | | | | | 542,203 |
| GalvaSud S.A. | 24,398 | | | | | | | 24,398 |
| INAL S.A. | 17,072 | | | | | | | 17,072 |
| MRS Logística S.A. | 107 | | | | | | | 107 |
| Exclusive Funds | | 911,416 | | | | | | 911,416 |
| CSN Energia S.A. | 6 | | | | 68,643 | | | 68,649 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Others | 140,209 | | | 36,000 | | 54,031 | 19,418 | 249,658 |
| Total on 06/30/2004 | 1,646,721 | 911,416 | 1,420,244 | 36,000 | 68,643 | 54,031 | 19,418 | 4,156,473 |
| Total on 03/31/2004 | 1,221,898 | 2,121,474 | 1,310,366 | 36,000 | 68,643 | 54,031 | 29,647 | 4,842,059 |

## b) Liabilities

| Companies | Loans and Financing | | | | Accounts Payable | Suppliers | | |
|---|---|---|---|---|---|---|---|---|
| | Prepayments | Fixed Rate Notes(2) | Investees Loans | Swap | Mutual/Current Accounts(1) | Associated Companies Inventory | Other | Total |
| CSN Cayman | 54,902 | | | | 106,626 | | | 161,528 |
| CSN Export Co. | 1,340,949 | | | | 15,460 | | | 1,356,409 |
| CSN Iron | | 1,878,678 | | | | | | 1,878,678 |
| CSN Islands III Corp. | | 237,796 | | | | | | 237,796 |
| CSN Islands V Corp. | | 484,377 | | | | | | 484,377 |
| CSN Islands VII Corp. | | 927,172 | | | | | | 927,172 |
| CSN Islands VIII Corp. | | 1,692,013 | | | 2,855 | | | 1,694,868 |
| CSN Overseas | 491,002 | | 56,223 | | 1,132,757 | | | 1,679,982 |
| Banco Fibra | | | | 17,244 | | | | 17,244 |
| GalvaSud S.A. | | | | | | | 54 | 54 |
| INAL S.A. | | | | | | 3,961 | 529 | 4,490 |
| MRS Logística S.A. | | | | | | | 24,781 | 24,781 |
| CSN Energia S.A. | | | | | 45,387 | | | 45,387 |
| Other | | | | | 1 | | 158,733 | 158,734 |
| Total on 06/30/2004 | 1,886,853 | 5,220,036 | 56,223 | 17,244 | 1,303,086 | 3,961 | 184,097 | 8,671,500 |
| Total on 03/31/2004 | 1,299,577 | 4,713,011 | 53,295 | 54,602 | 1,208,028 | 11,840 | 170,591 | 7,510,944 |

## c) Result

| Companies | Income | | | | Expenses | | |
|---|---|---|---|---|---|---|---|
| | Revenues from sales and services | Interest and exchange variation | Others | Total | Revenues from sales and services | Interest and exchange variation | Total |
| CSN Cayman | 233,827 | 42,854 | | 276,681 | | 18,273 | 18,273 |
| CSN Export Co. | 987,003 | 58,140 | | 1,045,143 | | 83,495 | 83,495 |
| CSN Iron | | | | | | 218,639 | 218,639 |
| CSN Islands II Corp. | | | | | | 5,596 | 5,596 |
| CSN Islands III Corp. | | | | | | 28,131 | 28,131 |
| CSN Islands IV Corp. | | | | | | 35,700 | 35,700 |
| CSN Islands V Corp. | | | | | | 51,703 | 51,703 |
| CSN Islands VII Corp. | | | | | | 83,227 | 83,227 |
| CSN Islands VIII Corp. | | | | | | 111,290 | 111,290 |
| CSN Overseas | | 55,522 | | 55,522 | | 149,470 | 149,470 |
| CSN Panama, S.A. | | 49,363 | | 49,363 | | | |
| Banco Fibra | | | | | | 79,432 | 79,432 |
| GalvaSud S.A. | 33,832 | | | 33,832 | 829 | | 829 |
| INAL S.A. | 239,857 | | | 239,857 | 5,330 | | 5,330 |
| MRS Logística S.A. | | | | | 73,744 | | 73,744 |
| Exclusive Funds | | 214,016 | | 214,016 | | | |
| Others | 39 | | 6 | 45 | 146,156 | | 146,156 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Total on 06/30/2004 | 1,494,558 | 419,895 | 6 | 1,914,459 | 226,059 | 864,956 | 1,091,015 |
| Total on 03/31/2004 | 1,126,898 | (434,111) | 72 | 692,859 | 230,979 | (716,802) | (485,823) |

CSN Cayman and CSN Iron – The Company has Indirect Participation through Energy Corp. and CSN Panama S.A, respectively

Other: CFN, CSC, Fundação CSN, CBS – Caixa Beneficente dos Empregados da CSN, FEM, Sepetiba Tecon S.A. ,Cia. Metalic Nordeste, CSN Aceros, CSN Steel, Lusosider, Itá Energética S.A., CSN I S.A. and CSN Participações Energéticas S.A.

These operations were carried out under conditions considered by the Company management as normal market terms and effective legislation for similar operations, being the main ones highlighted below:
(1) CSN Cayman, CSN Export Co., CSN Overseas and CSN Panamá S.A. (part) - annual Libor + 3% p.y. – Indeterminate maturity.
CSN Panama S.A.(Part) - IGPM + 6% p.y – indeterminate maturity.
(2) Contracts in US$ - CSN Iron - interest of 9.5% p.y.. (1st tranche) and 8.25% p.y.(2st tranche) - maturity 1ª and 2ª tranche: 06/01/2007

- CSN Islands III Corp - interest of 9.75% p.y. – Maturity: 04/22/2005
- CSN Islands IV Corp - interest of 6.85% p.y. – Maturity: 06/04/2005
- CSN Islands V Corp - interest of 7.875% p.y. – Maturity: 07/07/2005
- CSN Island VII Corp - interest of 7.3 and 7.75% p.y. – Maturity: 09/12/2008
- CSN Island VIII Corp - interest of 5.65% p.y. – Maturity: 12/16/2013

6. MARKETABLE SECURITIES

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| **Short term** | | | | |
| Financial investment fund | 911,416 | 2,121,474 | 1,054,245 | 2,218,778 |
| Investments abroad (Time Deposit) | 42,445 | 39,097 | 312,173 | 827,887 |
| Fixed income investments | 33,209 | 32,339 | 62,222 | 77,167 |
| | 987,070 | 2,192,910 | 1,428,640 | 3,123,832 |
| Derivatives | | | 199,152 | 370,446 |
| | 987,070 | 2,192,910 | 1,627,792 | 3,494,278 |
| **Long Term** | | | | |
| Fixed income investments and debentures (net of probables losses and with holding income tax) | 155,987 | 154,270 | 198,958 | 169,247 |
| | 155,987 | 154,270 | 198,958 | 169,247 |
| | 1,143,057 | 2,347,180 | 1,826,750 | 3,663,525 |

The Company management applies most of the Company's financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds issued in the Brazil, with monetary or foreign exchange variation.

7. ACCOUNTS RECEIVABLE

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| **Domestic market** | 872,704 | 702,768 | 1,044,815 | 936,626 |
| Subsidiary and Associated Company | 149,400 | 61,968 | | |
| Other clients | 723,304 | 640,800 | 1,044,815 | 936,626 |
| | | | | |
| **Foreign market** | 1,446,458 | 1,080,337 | 688,604 | 412,030 |
| Subsidiary and Associated Company | 1,497,321 | 1,159,930 | | |
| Other clients | 36,147 | 16,390 | 688,604 | 426,573 |
| Exportation Contract Advance | (87,010) | (95,983) | | (14,543) |
| | | | | |
| **Allowance for doubtful accounts** | (103,275) | (100,913) | (149,852) | (147,271) |
| | | | | |
| | 2,215,887 | 1,682,192 | 1,583,567 | 1,201,385 |

MAE

The Company's subsidiary, CSN Energia, carries a balance receivable in respect of the sale and purchase of energy in the Wholesale Electric Energy Market – MAE that, as of June 30, 2004 amounted to R$111,228 (R$114,635 on March 31,2004).

From September 2000 to September 2002, the Company recorded the amounts determined in conformity with the statements provided by the MAE amounted to R$482,937 and until June 30, 2004, CSN received the amount of R$371,709 (R$368,302 until March 31, 2004).

Further, with the respect to the balance receivable as of June 30, 2004, R$77,496, it refers to amounts due by concessionaires and/or permissionaires under preliminary injunctions for suspending the corresponding payments. The Company's Management understands that it is not necessary to set up a provision for doubtful accounts in view of the actions being taken by the Company and by the official sector agencies.

8. INVENTORIES

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| Finished products | 180,908 | 232,301 | 537,838 | 369,333 |
| Products in process | 187,945 | 157,552 | 203,236 | 167,850 |
| Rawmaterials | 433,272 | 226,516 | 408,655 | 267,452 |
| Spare parts and maintenance supplies | 225,847 | 216,281 | 265,427 | 251,570 |
| Imports in progress | 13,928 | 7,064 | 18,142 | 8,856 |
| Provision for losses | (15,247) | (15,372) | (16,752) | (17,141) |
| Others | 18,528 | 8,574 | 24,931 | 18,996 |
| | | | | |
| | 1,045,181 | 832,916 | 1,441,477 | 1,066,916 |

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

|  | Parent Company | | Consolidated | |
|---|---|---|---|---|
|  | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| **Current assets** | | | | |
| Income tax | 123,763 | 213,372 | 163,847 | 229,907 |
| Social contribution | 21,896 | 53,465 | 36,327 | 59,417 |
|  | 145,659 | 266,837 | 200,174 | 289,324 |
| **Long‑term assets** | | | | |
| Income tax | 718,930 | 669,456 | 726,252 | 681,698 |
| Social contribution | 71,823 | 72,353 | 74,458 | 76,774 |
|  | 790,753 | 741,809 | 800,710 | 758,472 |
| **Current liabilities** | | | | |
| Income tax | 148,736 | 162,507 | 148,736 | 163,008 |
| Social contribution | 53,545 | 58,503 | 53,545 | 58,683 |
|  | 202,281 | 221,010 | 202,281 | 221,691 |
| **Long‑term liabilities** | | | | |
| Income tax | 1,734,446 | 1,757,691 | 1,773,388 | 1,794,171 |
| Social contribution | 624,401 | 632,769 | 624,401 | 632,769 |
|  | 2,358,847 | 2,390,460 | 2,397,789 | 2,426,940 |
|  | 6/30/2004 | 6/30/2003 | 6/30/2004 | 6/30/2003 |
| **Income** | | | | |
| Income tax | (64,889) | (239,516) | (36,498) | (223,721) |
| Social contribution | (51,253) | (90,229) | (41,025) | (84,515) |
|  | (116,142) | (329,745) | (77,523) | (308,236) |

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

|  | 6/30/04 | | | | 3/31/04 | | | |
|---|---|---|---|---|---|---|---|---|
|  | Income Tax | | Social Contribution | | Income Tax | | Social Contribution | |
|  | Short Term | Long Term | Short Term | Long Term | Short Term | Long Term | Short Term | Long Term |
| **Assets** | | | | | | | | |
| Non deductible provisions | 46,128 | 142,502 | 16,606 | 51,301 | 112,768 | 178,671 | 40,597 | 50,504 |
| Taxes under litigation |  | 133,248 |  |  |  | 123,201 |  |  |
| Taxes losses/ Negative basis | 77,635 | 330,999 | 5,290 |  | 100,604 | 331,874 | 12,868 |  |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Goodwill amortization | 7,804 | | | | 7,018 | | |
| Others | 104,377 | | 20,522 | | 28,692 | | 21,849 |
| | 123,763 | 718,930 | 21,896 | 71,823 | 213,372 | 669,456 | 53,465 | 72,353 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | | |
| Deferred exchange variation | 12,534 | | 4,512 | | 18,920 | | 6,811 | |
| Income tax and social contribution on revaluation reserve | 93,000 | 1,729,605 | 33,480 | 622,658 | 93,000 | 1,752,850 | 33,480 | 631,026 |
| Other | 43,202 | 4,841 | 15,553 | 1,743 | 50,587 | 4,841 | 18,212 | 1,743 |
| | 148,736 | 1,734,446 | 53,545 | 624,401 | 162,507 | 1,757,691 | 58,503 | 632,769 |

The deferred assets related to income tax losses and social contribution negative basis were set up based on the history CSN's profitability and on projections of future profitability, which were approved by Company's Board of Directors. These credits are expected to be completely offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão", claiming the financial and fiscal effects related to the computation of the Consumer Price Index ("IPC") of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (refer to note 19, item c).

Reconciliation between expenses and income of current income tax ("IRPJ") and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

| | 6/30/2004 | | 3/31/2004 | |
|---|---|---|---|---|
| | IRPJ | CSL | IRPJ | CSL |
| Net income (Loss) before CSL and IRPJ | 1,052,172 | 1,052,172 | 866,131 | 866,131 |
| - Rate | 25% | 9% | 25% | 9% |
| Total | (263,043) | (94,695) | (216,533) | (77,952) |
| Adjustments to reflect the effective rate: | | | | |
| Equity Result | 94,164 | 33,899 | (44,937) | (16,177) |
| Relief of MAE Exposition | 5,525 | 1,989 | (20,009) | (7,203) |
| Earnings from foreign subsidiary | (43,202) | (15,553) | (40,967) | (14,748) |
| Reversal of part of "Plano Verão" provision | 31,761 | | 65,829 | 48,929 |
| Temporary differences placed on deferred | | | | |
| Other permanent addition (writte off) | 29,976 | 9 | (1,175) | (172) |
| **Parent Company's current and deferred income tax and social contribution** | (144,819) | (74,351) | (257,792) | (67,323) |
| **Consolidated current and deferred income tax and social contribution** | (129,722) | (68,516) | (258,271) | (67,815) |

## 10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court of the unconstitutionality of the Decrees no. 2,445/88 and no. 2,449/88, by the Senate Resolution no. 49/95, and based on the legal counsel opinion, the Company states on June 30, 2004 the amount of R$32,901 (R$56,176 on March 31, 2004) in respect of this credit, which includes principal and legal charges.

## 11. INVESTMENTS AVAILABLE FOR SALE

The Board of Directors decided to sell the company's shareholding in Itá Energética and as a consequence, the investment balance was transferred to long term assets, not being part of this note equity accounting any more, although accounted by the same method, as determined by Instruction CVM No 247/96, art 7°.

As of June 30, 2004, total assets amounts to R$257,437 (R$253,021 on March 31, 2004) and the equity result for 2004 amounts to a gain of R$8,746 (gain of R$5,323 on the first quarter of 2003), being R$4,416 on the second quarter (gain of R$47,533 on the second quarter of 2003). The realization estimated value of such asset is higher than the accounted balance as of June 30, 2004.

The Company held 48.75% of the capital of its subsidiary as of June 30, 2004 and March 31, 2004.

## 12. INVESTMENTS

a) Direct participation in subsidiary and jointly controlled companies

| | | | | 6/30/2004 | | | | 3/31/2004 |
|---|---|---|---|---|---|---|---|---|
| | Number of shares (In Thousand) | | % Ownership | Net Income (loss) For the quarter | Stockholders' equity (unsecurred liability) | % Ownership | Net Income (loss) For the quarter | Stockholders' equity (unsecurred liability) |
| Companies | Common stock | Preferred stock | | | | | | |
| **Steel and services** | | | | | | | | |
| GalvaSud S.A. | 11,765,407 | | 15.29 | (38,734) | 375,937 | 51.00 | (5,249) | 7,643 |
| CSN I S.A. | 8,226,867 | 1 | 100.00 | (57,479) | 368,186 | 99.67 | | 2 |
| INAL S.A. | 285,950 | | 99.99 | 31,076 | 344,432 | 99.99 | 16,652 | 309,724 |
| Cia. Metalic Nordeste | 77,922 | 4,425 | 99.99 | 2,761 | 97,108 | 99.99 | (1,705) | 90,568 |
| CSC | 1,100 | | 99.99 | (2) | (4,592) | 99.99 | | |
| FEM | 376 | | 99.99 | 1,004 | (33,551) | 99.99 | 17,910 | (35,808) |
| **Corporative** | | | | | | | | |
| CSN Overseas | 272,951 | | 100.00 | (183,032) | 1,073,628 | 100.00 | 141,858 | 1,185,087 |
| CSN Energy Corp. | 200,000 | | 100.00 | 17,499 | 590,298 | 100.00 | 1,644 | 536,146 |
| CSN Islands Corp. | 50 | | 100.00 | (8) | 148 | 100.00 | | 145 |
| CSN Panama, S.A. | 17 | 11 | 100.00 | 39,101 | 741,523 | 100.00 | 40,132 | 656,760 |
| CSN Export Co. | 1 | | 100.00 | 49,671 | 75,799 | 100.00 | 18,717 | 23,364 |
| CSN Islands II Corp. | 1 | | 100.00 | (18) | (1,873) | 100.00 | | (1,736) |
| CSN Islands III Corp. | 1 | | 100.00 | (8) | (629) | 100.00 | (1) | (582) |
| CSN Islands IV Corp. | 1 | | 100.00 | (9) | (108) | 100.00 | (1) | (92) |
| CSN Islands V Corp. | 1 | | 100.00 | (9) | (170) | 100.00 | (1) | (151) |
| CSN Islands VII Corp. | 1 | | 100.00 | (7) | (309) | 100.00 | (83) | (282) |
| CSN Islands VIII Corp. | 1 | | 100.00 | (13,598) | (25,701) | 100.00 | (9,260) | (11,201) |
| CSN Steel Corp. | 1 | | 100.00 | (3,606) | 11,755 | 100.00 | 1,666 | 11,152 |
| **Energy and infrastructure** | | | | | | | | |
| MRS Logistica S.A | 35,085 | 74,289 | 32.22 | 46,177 | 361,689 | 32.22 | 34,874 | 315,512 |
| Sepetiba Tecon S.A. | 62,220 | | 20.00 | (10,619) | (21,911) | 20.00 | (4,883) | (11,291) |
| CFN | 36,306 | | 49.99 | (6,455) | (18,721) | 49.99 | (8,493) | (12,266) |
| CSN Energia S.A. | 1 | | 99.90 | 870 | 178,579 | 99.90 | 835 | 177,709 |
| CSN Participações Energéticas S.A. | 1 | | 99.70 | | 1 | 99.70 | | 1 |

b) Investment Movement

| | 3/31/2004 | | | 6/30/2004 |
|---|---|---|---|---|
| | | | | |

| Companies | Investment Balance | Balance of (provision for loss) | Addition (Retirements) | Equity result | Net Goodwill (Negative Goodwill) | Investment Balance | Balance of (provision for loss) | Consolidated |
|---|---|---|---|---|---|---|---|---|
| **Steel and services** | | | | | | | | |
| GalvaSud S.A. | 3,898 | | | 53,583 | | 57,481 | | |
| CSN I S.A. | 2 | | 425,663 | (57,478) | | 368,187 | | |
| INAL S.A. | 309,717 | | | 34,708 | | 344,425 | | |
| Cia. Metalic Nordeste | 199,548 | | 3,780 | 2,761 | (3,144) | 202,945 | | 105,846 |
| CSC | | (4,591) | | (1) | | | (4,592) | |
| FEM | | (35,808) | 1,252 | 1,005 | | | (33,551) | |
| | 513,165 | (40,399) | 430,695 | 34,578 | (3,144) | 973,038 | (38,143) | 105,846 |
| **Corporative Center** | | | | | | | | |
| CSN Overseas | 1,185,087 | | | (111,459) | | 1,073,628 | | |
| CSN Energy Corp. | 536,145 | | | 54,153 | | 590,298 | | |
| CSN Islands Corp. | 146 | | | 2 | | 148 | | |
| CSN Panama, S.A. | 656,760 | | | 84,763 | | 741,523 | | |
| CSN Export Co. | 23,364 | | | 52,435 | | 75,799 | | |
| CSN Islands II Corp. | | (1,736) | | (137) | | | (1,873) | |
| CSN Islands III Corp. | | (582) | | (47) | | | (629) | |
| CSN Islands IV Corp. | | (91) | | (17) | | | (108) | |
| CSN Islands V Corp. | | (151) | | (19) | | | (170) | |
| CSN Islands VII Corp. | | (282) | | (27) | | | (309) | |
| CSN Islands VIII Corp. | | (11,201) | | (14,500) | | | (25,701) | |
| CSN Steel Corp. | 11,152 | | | 603 | | 11,755 | | |
| | 2,412,654 | (14,043) | | 65,750 | | 2,493,151 | (28,790) | |
| **Energy and infrastructure** | | | | | | | | |
| MRS Logistica S.A. | 101,670 | | | 14,880 | | 116,550 | | 116,550 |
| Sepetiba Tecon S.A. | | (2,259) | | (2,124) | | | (4,383) | |
| CFN | | (6,133) | | (3,228) | | | (9,361) | |
| CSN Energia S.A. | 92,511 | | | 854 | | 93,365 | | |
| CSN Participações Energéticas S.A. | 1 | | | | | 1 | | |
| | 194,182 | (8,392) | | 10,382 | | 209,916 | (13,744) | 116,550 |
| | 3,120,001 | (62,834) | 430,695 | 110,710 | (3,144) | 3,676,105 | (80,677) | 222,396 |

(1)    Do not include It á Energetica equity result . See note 11
(2)    Do not include the indirect subsidiaries investment balances. See amounts as follows in the note  "d) Goodwill/Negative goodwill and other indirect investments" of this note.
(3)    The equity result of GalvaSud S.A. comprises the elimination of non-realized gains among the companies.

c) Additional Information about the Investees

• GalvaSud S.A.

Incorporated on May 26, 1998, through a partnership between CSN (51,0%) and Thyssen-Krupp Stahl AG (49,0%), it initiated its operational activity in December 2000. it has as objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded "blanques" directed to the automobile industry.

On June 22, 2004 CSN I S.A. became part of the investment through the acquisition of 8,262,865,920 common shares, paid with credits related to the full payment of all GalvaSud S.A. financial debts, and also acquired the shares held by Thyssen-Krupp Stahl AG.

After the acquisition, CSN became the holder of 15.29% of GalvaSud S.A. and CSN I S.A., CSN's full controlling company, of 84.71%.

• Industria Nacional de Aços Laminados - INAL

As of April 30, 2003, in continuing the process of corporate reorganization, the merger of INAL into CISA, was approved, and followed by, the change of corporate name from CISA – CSN Indústira de Aços Revestidos S.A. to Indústria Nacional de Aços Laminados – INAL S.A.

The Company aims to be CSN's arm in the commercialization and reprocessing of steel products in terms of being a service and distribution center.

• Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, Incorporated on November 27, 2002, based at Maracanaú, in the state of Ceará, it is the manufacture of packings in steel and interest in other companies.

The goodwill of R$125,759, recorded upon acquisition of the investment, has its economical foundation based by the future rentability of the company's assets, as Metalic is the only manufacturer of two pieces steel can. Metalic has 5.5% of the market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To June 30, 2004, the Company amortized R$19,913 of this goodwill, of which R$6,288 in 2004 (R$13,625 up to December 31, 2003).

• FEM

The Company was incorporated on April 22, 1976 with the objective of rendering services on steel structure assembly and its aggregates.

On June 02, 2002, as a CSN decision, the Company closed down its activities.

• MRS Logística S.A.

Incorporated on September 20, 1996, through a privatization auction. The Company's main objective is to explore and develop the inland transit's public service at the Southeastern network.

MRS transports the ore from Casa de Pedra to UPV Mill and the imported raw material through the Sepetiba Port. It also links the Presidente Vargas Mill to the Ports of Rio de Janeiro and Santos and also to the state of São Paulo, the principal CSN market.

• CFN

Incorporated on July 18, 1997, through a privatization auction. It has as main objective, the exploration and development of the cargo railroad transport public service at the southeastern network.

• Sepetiba Tecon S.A.

Investment made on September 3, 1998, through a privatization auction. The objective is to exploit the nº1 Containers Terminal of the Sepetiba Port, located in Sepetiba, state of Rio de Janeiro.

On November 7, 2003, CSN and Companhia Vale do Rio Doce - CVRD entered into a contract for the purchase and sale of investments that provided the Company with the full control of Sepetiba Tecon through the acquisition of 62,5% of the share participation of its controlling company CSN Aceros.

• CSN Energia S.A.

Company incorporated on October 27, 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN hold participation.

d) Goodwill, negative goodwill and other indirect participations

As of June 30, 2004, the Company and its subsidiaries maintained on their consolidated balance sheet the net amount of R$170,439 of investment goodwill, negative goodwill and other indirect participation, as follows: Lusosider Projectos Sierúrgicos S.A. – negative goodwill of R$56,561 based on the expectation of future losses; GalvaSud S.A. – goodwill of R$139,205, based on the expectation of future gains with amortization defined for five years; Tangua Inc. – goodwill of R$81,078 based on the expectation of future profits with amortization defined for five years; Indústria Nacional de Aços Laminados – INAL S.A. –goodwill of R$6,669 based on the expectation for future profits with the amortization defined for five years and R$48 of other indirect participation.

e) Additional Information about indirect participation abroad.

CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the ex Heartland Steel Inc. located in Terre Haute, state of Indiana – EUA and is a complex comprising cold rolling, hot coil seraping line and galvanization line.

On October 13, 2003, CSN through its subsidiary CSN Panamá, S.A., recorded an increase in the capital of Tangua Inc. with the capitalization of account receivables amounting to US$175 million and became the holder of 100% of each capital share through its subsidiaries CSN LLC Holding and CSN LCC Partner is the holder of all shares of CSN LLC shares.

Lusosider

Lusosider Aços e Planos S.A. was incorporated in 1996 providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The company is located in Seixal, Portugal and is engaged in a galvanization line and tin plates.

On June 18, 2003, the Company through its subsidiary CSN Steel Corp., acquired from Espírito Santo investment bank 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., holder of Lusosider Aços e Planos S.A., which represents 50% of the total capital of Lusosider's capital in the amount of EUR10,8 million (US$11,8 million).

13. PROPERTY, PLANT AND EQUIPMENT

| | | Parent Company | | | |
|---|---|---|---|---|---|
| | | 6/30/2004 | | | 3/30/2004 |
| | Effective rates for depreciations, depletion and amortization ( % p.a) | Cost | Accumulated depreciation depletion and amortization | Net | Net |
| Land | | 117,306 | | 117,306 | 116,068 |
| Machinery and equipment | 6.76 | 10,729,931 | (880,118) | 9,849,813 | 10,051,639 |
| Buildings | 4.00 | 905,779 | (39,229) | 866,550 | 768,081 |
| Furnitures and fixtures | 10.00 | 93,391 | (81,101) | 12,290 | 12,932 |
| Mines and mineral deposits | 0.40 | 1,236,793 | (6,062) | 1,230,731 | 1,232,100 |
| Other asset items | 20.00 | 170,995 | (80,919) | 90,076 | 86,453 |
| | | 13,254,195 | (1,087,429) | 12,166,766 | 12,267,273 |
| Construction in progress | | 71,671 | | 71,671 | 66,249 |
| Parent company | | 13,325,866 | (1,087,429) | 12,238,437 | 12,333,522 |
| Consolidated | | 14,533,654 | (1,425,442) | 13,108,212 | 13,034,186 |

At the Extraordinary General Shareholders' Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no 183, a revaluation report considering the fixed assets of thermal mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred.

At the Extraordinary General Shareholders' Meeting held April 29, 2003 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no183, a revaluation report, considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Itaguaí, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra. The report established an increase in the amount of R$4,068,559 which composes a new amount of R$10,769,704 for the assets, already net of the depreciation.

As of June 30, 2004 and March 31, 2004, the assets provided as guarantee of financial operations amounted R$1,775,695.

Depreciation, depletion and amortization for the first semester of 2004 amounted to R$350,938 (R$268,039 for the first semester of 2003), of which R$344,037 (R$260,140 for the first semester of 2003) charged to cost of production and R$6,901 (R$7,899 for the first semester of 2003) charged to selling, general and administrative expenses (amortization of deferred charges not included).

The amount of depreciation, depletion and write off of revalued assets of the controlling company charged to results for each year is transferred in the stockholders equity, in an equal amount from the revaluation reserve to retained earnings. During the first semester of 2004, this total net of the income tax and social contribution aggregated R$122,876 (R$79,080 for the first semester of 2003).

Construction in progress is mainly comprised of a set of investment plans aiming at the technological updating and development in order to maintain the company's competitiveness on the national and international markets. The main plans are geared to projects for protection of environment, cost reduction, infrastructure and automation and information technology. The total financial charges capitalized in the first semester of 2004 for construction in progress amounted to a net expenditure of R$2,053 (net revenue of R$27,890 in the first semester of 2003).

14. DEFERRED CHARGES

|  | Parent Company | | Consolidated | |
|---|---|---|---|---|
|  | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| Defered exchange variation | 1,360,636 | 1,360,636 | 1,376,338 | 1,368,644 |
| ( - ) Accumulated amortization | (1,310,499) | (1,284,957) | (1,326,201) | (1,290,963) |
| Information technology projects | 165,425 | 165,304 | 170,452 | 170,331 |
| ( - ) Accumulated amortization | (89,325) | (80,993) | (92,044) | (83,462) |
| Other projects | 199,230 | 188,153 | 313,123 | 291,093 |
| ( - ) Accumulated amortization | (54,455) | (48,345) | (87,365) | (82,789) |
|  | 271,012 | 299,798 | 354,303 | 372,854 |

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects in the first semester of 2004 amounted R$ 28,437 (R$ 20,011 on the first semester of 2003), of which R$ 20,527 (R$ 14,250 on the first semester of 2003) appropriated to production cost and R$ 7,910 (R$ 5,761 on the first semester of 2003) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September

27 and November 1, 2001, respectively the Company and its subsidiaries MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in that year.

The Company deferred the exchange variation in the amount of R$1,360,636 in September 2001 and until June 30, 2004 amortized R$1,310,499 (R$53,043 on the first semester of 2004). The balance will be amortized until 2004, the net movement being as follows:

| Deferements | Deferred exchange variation | Accumulated depreciation including loan settlement | | | | Balance to be amortized on 2004 |
| | | 2001 | 2002 | 2003 | 2004 (1st semester) | |
| --- | --- | --- | --- | --- | --- | --- |
| 2001 | 1,360,636 | (615,173) | (511,944) | (130,339) | (53,043) | 50,137 |

## 15. LOANS, FINANCING AND DEBENTURES

| | Parent Company | | | | Consolidated | | | |
| | 6/30/2004 | | 3/31/2004 | | 6/30/2004 | | 3/31/2004 | |
| | Short term | Long term | Short term | Long term | Short term | Long term | Short term | Long term |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| **FOREIGN CURRENCY** | | | | | | | | |
| Prepayment | 289,698 | 1,731,111 | 276,431 | 1,134,718 | 367,785 | 1,264,986 | 164,407 | 731,149 |
| ACC | 46,775 | | 81,934 | | 46,775 | | 81,934 | |
| Fixed Rate Notes | 292,921 | 4,927,115 | 387,913 | 4,325,098 | 290,873 | 3,245,265 | 375,584 | 3,284,778 |
| BNDES/Finame | 165,029 | 749,516 | 155,091 | 742,949 | 172,981 | 754,442 | 162,994 | 752,422 |
| Financed Imports | 140,720 | 239,745 | 187,601 | 234,674 | 161,399 | 265,849 | 347,108 | 247,777 |
| Bilateral | 55,762 | 96,267 | 54,011 | 121,449 | 55,762 | 96,267 | 54,011 | 121,449 |
| Others | 19,875 | 72,479 | 20,261 | 73,543 | 73,488 | 124,080 | 51,578 | 133,497 |
| | 1,010,780 | 7,816,233 | 1,163,242 | 6,632,431 | 1,169,063 | 5,750,889 | 1,237,616 | 5,271,072 |
| **LOCAL CURRENCY** | | | | | | | | |
| BNDES/Finame | 47,447 | 169,051 | 47,990 | 178,887 | 52,907 | 181,011 | 103,466 | 186,916 |
| Debentures (Note 16) | 583,255 | 900,000 | 577,938 | 900,000 | 583,255 | 900,000 | 577,938 | 900,000 |
| Others | 65,068 | 7,000 | 61,448 | 7,000 | 15,695 | 21,913 | 14,907 | 21,325 |
| | 695,770 | 1,076,051 | 687,376 | 1,085,887 | 651,857 | 1,102,924 | 696,311 | 1,108,241 |
| **Total Loans and Financing** | 1,706,550 | 8,892,284 | 1,850,618 | 7,718,318 | 1,820,920 | 6,853,813 | 1,933,927 | 6,379,313 |
| SWAP | 81,080 | | 266,183 | | 104,598 | | 361,723 | |
| **Total Loans and Financing + SWAP** | 1,787,630 | 8,892,284 | 2,116,801 | 7,718,318 | 1,925,518 | 6,853,813 | 2,295,650 | 6,379,313 |

On June 30, 2004, the long-term amortization schedule is shown below:

| | Parent Company | Consolidated |
| --- | --- | --- |
| 2005 | 829,059 | 829,047 |

|  |  |  |
|---|---:|---:|
| 2006 | 1,195,358 | 1,218,890 |
| 2007 | 2,174,429 | 574,774 |
| 2008 | 1,916,749 | 1,414,252 |
| 2009 | 247,573 | 262,180 |
| 2010 to 2024 | 2,529,116 | 2,554,670 |
|  | **8,892,284** | **6,853,813** |

Interest is applied to the external and domestic loans and financing and debentures, at the following annual rates as of June 30, 2004:

|  | Parent Company | Consolidated |
|---|---:|---:|
| Up to 7% | 3,893,879 | 3,489,694 |
| Between 7.1 to 9% | 2,347,013 | 4,169,216 |
| Between 9.1 to 11% | 4,283,544 | 952,625 |
| Above 11% | 155,478 | 167,796 |
|  | **10,679,914** | **8,779,331** |

Breakdown of total debt by currency of origin:

|  | Parent Company | | Consolidated | |
|---|---:|---:|---:|---:|
|  | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| U.S. Dollar | 55.21 | 55.25 | 75.43 | 69.92 |
| Yen | 25.83 | 21.41 | 0.82 | 1.85 |
| Long-term interest rates - TJLP | 2.03 | 2.31 | 2.59 | 3.33 |
| CDI | 11.35 | 12.38 | 13.81 | 14.03 |
| Basket of currencies | 1.91 | 2.04 | 2.47 | 3.45 |
| Other currencies | 3.67 | 6.61 | 4.88 | 7.42 |
|  | 100.00 | 100.00 | 100.00 | 100.00 |

The Company carries out derivative operations, in accordance with Note 17, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees provided for the loans and financing amount to R$4,475,614 as of June 30, 2004 (R$3,855,220 on March 31, 2004), and comprise mainly fixed assets items, bank guarantees, prepayment operations and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies, as mentioned in Note 18.

Fund raisings made by the Company through its subsidiaries during the first semester of 2004 are as follows:

| Subsidiary | Description | Principal (US$ million) | Issuance | Term (year) | Maturity | Interest rate (p.y.) |
|---|---|---:|---|---:|---|---|
| CSN Islands VIII Corp. | *Notes* | 200 | January/2004 | 10 | December/2013 | 9.75% |
| CSN Export Co. | Receivables securitization | 162 | June/2004 | 8 | May/2012 | 7.427% |

16. DEBENTURES

(a) First Issue

As approved at the Extraordinary Stockholders' General Meeting and ratified at the Board of Directors Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures nominatives and non convertible, with no guarantee or preference, with unit nominal value of R$10. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total notional amount of R$690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders' equity as capital reserve.

The nominal unit value is being monetarily restated, added by the respective remuneration "pro-rata temporis", being the first issue corrected by CDI plus 2.75% p.y and the second issue by IGPM plus 13.25% interest. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial) by the issuer's.

In conformity with the provisions of "Private Deed for Issuance of Non-convertible unsecured Debentures of Companhia Siderúrgica Nacional's First Issuance " of February 10, 2002, and in compliance with the provisions of CVM instruction nº 358, the Company's Board of Directors approved at the meeting held on January 7, 2004 the redemption of all debentures of second series, covered by the deed, representing a total of 15,000 (fifteen thousand) debentures, which was done on February 9, 2004.

On June 30, 2004 and March 31,2004, the Company repurchased 2,345 debentures of the first series.

(b) Second Issue

As approved at the Board of Directors meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 nominative, non convertible debentures, unsecured and without preference in one sole series, for the nominal unit value of R$10. Such debentures were issued for the total amount of R$400,000, being the credits arose from the negotiations with the financial institutions were received on December 09 and 10, 2003, amounting R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded in the stockholders investment as a capital reserve.

The unit notional amount is updated monetarily stated, plus the related remuneration calculated on a pro rata temporis basis, adjusted by 107% of the CDI Cetip. Maturity is foreseen for December 1, 2006.

c)Third issue

As approved at the Board of Directors meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 nominative and non convertible debentures, unsecured and without preference in two series, at the unit notional amount of R$10. Such debentures were issued for the total value of R$500,000, being the credits arose from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in stockholders' investment as a Capital Reserve.

The notional amount of the 1st series is monetarily restated, plus the related pro rata temporis remuneration, adjusted by 106.5% of CDI Cetip and the 2nd series by the IGP-M plus 10% p.y. The maturity of the 1st series is foreseen for December 1, 2006 and of the 2nd series for December 1, 2008.

The deeds for the issue of these three series of debentures have certain restrictive covenants, which have been duly complied with.

17. FINANCIAL INSTRUMENTS

General Considerations

The Company's business includes specially flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of June 30, 2004, R$6,919,952 of the Company's consolidated debt were denominated in foreign currency.(R$6,508,688 as of March 31, 2004) As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations, that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing of a great part of its cash and funds available in securities remunerated by exchange variation.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in the Parent Company's balance sheet accounts as of June 30, 2004, in which market value differs from the book value, are as follows:

|  | Book Value | Market Value |
|---|---|---|
| Investment and Goodwill in jointly owned subsidiary - INEPAR | 3,727 | 1,076 |
| Loans and financing (short and long term) | 10,679,914 | 10,789,235 |

On June 30, 2004 the consolidated position of derivative agreements outstanding was as follows:

|  | Agreement | | | |
|---|---|---|---|---|
|  | Date | Expiration date | Reference value | Market value |
| Foreign exchange Swap | Sundry | 01/07/2004 a 12/01/2005 | US$ 521.202 mil | (R$102,237) |
| Variable income Swap (*) | Sundry | 5/2/2005 | US$ 49.223 mil | R$199,150 |
| "Cap" Interest Options (semestral Libor) | 03/28/2001 | 12/31/2004 | US$ 100.000 mil | |

(*) Refers to no cash swap that, at the end of the contract, the counterpart shall remunerate the variation of variable income assets, inasmuch the subsidiary of CSN Overseas undertake to remunerate the same notional updated value at the pre-fixed rate of 11.5% per annum.

Considering the loss position in the exchange and interest derivatives, the Company recorded the respective market values.

(c) Market Value

The amounts presented as "market value" were calculated according to the conditions that were used in local and foreign markets on June 30, 2004, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Board of Directors.

## 18. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and joint subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided (collateral signature and guarantees):

| Companies | Currency | In Million 6/30/04 | 3/31/04 | Expiration Date | Conditions |
|---|---|---|---|---|---|
| Cia. Metalic Nordeste | R$ | 4.8 | 4.8 | 5/15/2008 | Invoices/guarantee given to Banco Santos ref. contracts for the financing of equipment |
| Cia. Metalic Nordeste | R$ | 7.2 | 7.2 | 1/27/2003 to 1/30/2006 | Invoices/guarantee given to BEC and ABC Brasil ref. working capital contracts |
| Cia. Metalic Nordeste | R$ | 20.1 | 20.1 | 1/15/2006 | Guarantee given to the BNDES, for contracts ref. financing of machinery and equipment |
| CSN Cayman Ltd. | US$ | 50.0 | | 7/28/2004 | Installment of guarantee for the CSN pre-payment operation |
| CSN Iron | US$ | 79.3 | 79.3 | 6/1/2007 | Promissory Note of Eurobond operation |
| CSN Islands III | US$ | 75.0 | 75.0 | 4/21/2004 | Installment of guarantee for the CSN emission of Bonds |
| CSN Islands V | US$ | 150.0 | 150.0 | 7/7/2005 | Installment of guarantee for the CSN emission of Bonds |
| CSN Islands VII | US$ | 275.0 | 275.0 | 9/12/2008 | Installment of guarantee for the CSN emission of Bonds |
| CSN Islands VIII | US$ | 550.0 | 350.0 | 12/16/2013 | Installment of guarantee for the CSN emission of Bonds |
| INAL S.A. | R$ | 3.6 | 3.6 | 3/15 and 4/15/2006 | Guarantee for equipment financing |
| INAL S.A. | US$ | 1.4 | 1.4 | 3/26/2008 | Guarantee for equipment financing |
| Sepetiba Tecon S.A. | US$ | 33.5 | 34.5 | 12/30/2004 to 09/15/2013 | Guarantee for equipment implementation terminal financing |

## 19. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

| | 6/30/2004 | | 3/31/2004 | |
|---|---|---|---|---|
| | Deposits | Contingent liability | Deposits | Contingent liability |
| **Short Term:** | | | | |
| Labor | | 5,978 | | 7,149 |
| Civil | | 5,827 | | 5,421 |
| Parent Company | | 11,805 | | 12,570 |

| | | | | |
|---|---:|---:|---:|---:|
| Consolidated | | 11,805 | | 12,570 |
| | | | | |
| **Long Term:** | | | | |
| Labor | 17,949 | 55,456 | 17,669 | 57,150 |
| Civil | 4,076 | 48,093 | 3,606 | 40,511 |
| Fiscal | 279,118 | 1,039,339 | 280,100 | 1,053,192 |
| Income Tax | 125,271 | 19,634 | 125,271 | 18,825 |
| Social Contribution | 93,110 | 82,188 | 93,110 | 42,585 |
| | | | | |
| Parent Company | 519,524 | 1,244,710 | 519,756 | 1,212,263 |
| | | | | |
| Consolidated | 543,237 | 1,357,795 | 542,281 | 1,309,616 |

The provision for contingencies estimated by the Company's Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable.

a) Labor litigation dispute:

As of June 30, 2004, CSN was the defendant in 4,189 labor claims (3,018 on March 31,2004, which required a provision in the amount of R$61,434 (R$64,299 on March 31, 2004). Most of the lawsuits are related to solidary and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government's economic policies.

The lawsuits related to subsidiary responsibility are originated from the non payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility, which have been reducing over the time, tend to terminate in relation to CSN due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, by the creation of the Contract Follow-up Centers since 2000.

The higher increase in labor claims has been originated from the demand for the difference between the 40% fine over FGTS and the deposited FGTS amount, due to government's economic policies. This is a still controversial issue, waiting for unified understanding.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in, which the Company is involved. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of June 30, 2004 the Company accrued the amount of R$53,920 (R$45,932 on March 31, 2004).

c) Tax Litigation Dispute:

Income Tax and Social Contribution

The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to computation of the Consumer Price Index - IPC, occurred in 1989, by a percentage of 51.87%.

In February 2003, part of a favorable final decision by the Federal Regional Court of the 1st Region was judged, granted to CSN the right to recognize part it's claim, by the percentage of 42.72%, deducting the monetary stated of 12.51% applied to the calculation of the income tax and social contribution. The Company continues to claim the unfavorable part.

As a consequence, in 2003 CSN recorded the amount of R$161,789 for reversal of part of the relates provision for contingency and set up R$207,390 of income tax (IRPJ) and social contribution (CSL) tax credits related to this claim.

As of June 30, 2004 and March 31, 2004, the Company has recorded R$218,381 as judicial deposit and a provision of R$101,822 (R$61,410 on March 31, 2004).

In February 2003, the tax authorities assessed the Company for the calculation of prior years' IRPJ and CSL. On August 21, 2003 a decision was given by the 2nd Team of the Federal Revenue Agency that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. As of June 30, 2004, the Company set up the provision for contingencies in the amount of R$377,195(R$413,437 as of March 31, 2004).

PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. As provision amounts to R$245,138 as of June 30, 2004 (R$256,747 on March 31,2004), which includes legal charges.

The Company obtained a favorable sentence in the first stage of appeal and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision as of June 30, 2004 is R$235,270 (R$210,707 on March 31, 2004), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and exploration of patents.

The Company recorded judicial deposits and its corresponding provision in the amount of R$22,051 on June 30, 2004 (R$21,497 on March 31, 2004), includes legal charges.

The first instance court decision was unfavorable and the process is currently sub–judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, due to the fact that the issue is very recent. According to the Company's lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5,1989 to October 16, 1996. The provision as of June 30, 2004 amounts to R$33,145 (R$31,283 on March 31, 2004), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$49,489 (R$45,854 on March 31, 2004) are being accrued as of June 30, 2004, including legal charges.

The sentence at the first stage of appeal was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company's lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), whose amount as of June 30, 2004 aggregated R$77,051 (R$73,667 on March 31, 2004) including legal additions.

## 20. STOCKHOLDERS' EQUITY

| | Paid in Capital | Reserves | Retained Earnings | Treasury Shares | Total Shareholders Equity |
|---|---|---|---|---|---|
| **Balance 12/31/2003** | 1,680,947 | 5,761,985 | | | 7,442,932 |
| Realization of revaluation net of income tax and social contribution | | (61,509) | 61,509 | | |
| Net income for the quarter | | | 347,359 | | 347,359 |
| **Balance 03/31/2004** | 1,680,947 | 5,700,476 | 408,868 | | 7,790,291 |
| Realization of revaluation reserve net of income tax and social contribution | | (61,367) | 61,367 | | |
| Net income for the quarter | | | 485,643 | | 485,643 |
| Interim dividends (R$0.1228 per share) | | | (35,000) | | (35,000) |
| Treasury share | | | | (91,791) | (91,791) |
| **Balance 6/30/2004** | 1,680,947 | 5,639,109 | 920,878 | (91,791) | 8,149,143 |

(a) Capital stock

At the Ordinary/Extraordinary Shareholders' General Meetings held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, for splitting the shares whereby each share would be represented by 4 shares, followed by the reverse split of these shares in the proportion of 1,000 shares to 1 share, which will result in the reverse splitting of 250 shares into 1, as well as the change in the share -to-ADR ratio of 1 share to 1 ADR.

Consequently the Company's share capital on June 30, 2004 is comprised of 286,917,045 common shares (71,729,261,430 on March 31, 2004), all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Treasury Shares

On April 27, 2004 the Board of Directors approved the purchase of up to 4,705,880 shares issued by the Company to be held in treasury and subsequent sale and/or cancellation. The period for acquisition is 3 months starting on April 28, 2004.

Treasury shares position as of June 30, 2004 is as follows:

| Number of shares purchased until 6/30/2004 (in units) | Total value paid for shares | Share unit cost | | | Market value of shares in 6/30/2004 |
| --- | --- | --- | --- | --- | --- |
| | | Minimum | Maximum | Average | |
| 2,513,200 | 91,791 | 33.30 | 38.05 | 36.52 | 94,119 |

While held in treasury, the shares will have no proprietorship or political rights.

(c) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company's fixed assets approved by the Extraordinary General Stockholders' Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company's fixed assets at market value. The objective of such procedure is for the financial statements to reflect assets value at a value closer to their replacement value, in conformity with CVM Deliberation no 288 of December 3, 1998.

Pursuant to the dispositions of CVM Deliberation No. 273 of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(d) Capital composition

On June 30, 2004, the capital is comprised as follows:

| | Nunber of shares (In thousand) | |
| --- | --- | --- |
| | Common | % |
| Vicunha Siderurgia S.A. | 133,348 | 46.89% |
| Caixa Beneficente dos Empregados da CSN - CBS | 10,420 | 3.66% |
| Several (ADR - NYSE) | 49,413 | 17.37% |
| Other (Shares - appox. 10 thousand) | 91,223 | 32.08% |
| Outstanding stocks | **284,404** | **100.00%** |
| Treasury shares | 2,513 | |
| Total stocks | **286,917** | |

(e) Investment Policy and Payment of Interest on Stockholders' Equity/Dividends

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404/76, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with the obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

(f) Interim dividends

On June 14, 2004, CSN Board of Directors, in accordance with article 17, item VIII of the Company's by laws and article 204, paragraphs 1 and 2 of Law no. 6,404/76, approved the payment of interim dividends to shareholders, from the income of the year ended March 31, 2004, in the amount of R$35,000, representing payments of R$0,1228 per outstanding share, excluding those 2,087 thousand treasury shares at that date, and not requiring the withholding of income tax, as established by legislation in force.

## 21. NET REVENUES AND COST OF PRODUCTS SOLD

| | **Parent Company** | | | | | |
|---|---|---|---|---|---|---|
| | 6/30/2004 | | | 6/30/2003 | | |
| | Tons (In thousand) | Net Revenues | Cost of Products Sold | Tons (In thousand) | Net Revenues | Cost of Products Sold |
| Domestic Market | 1,575 | 2,479,280 | 1,363,070 | 1,568 | 2,035,026 | 1,058,274 |
| Foreign Market | 859 | 1,217,503 | 642,929 | 704 | 737,460 | 415,598 |
| **Steel Products** | 2,434 | 3,696,783 | 2,005,999 | 2,272 | 2,772,486 | 1,473,872 |
| Domestic Market | | 196,673 | 110,477 | | 160,785 | 77,355 |
| Foreign Market | | 10,738 | 5,214 | | 9,845 | 4,209 |
| **Other Sales** | | 207,411 | 115,691 | | 170,630 | 81,564 |
| | 2,434 | 3,904,194 | 2,121,690 | 2,272 | 2,943,116 | 1,555,436 |

| | **Consolidated** | | | | | |
|---|---|---|---|---|---|---|
| | 6/30/2004 | | | 6/30/2003 | | |
| | Tons (In thousand) | Net Revenues | Cost of Products Sold | Tons (In thousand) | Net Revenues | Cost of Products Sold |
| Domestic Market | 1,624 | 2,629,278 | 1,404,942 | 1,490 | 2,012,800 | 1,061,909 |
| Foreign Market | 867 | 1,540,514 | 813,477 | 730 | 959,386 | 97,900 |
| **Steel Products** | 2,491 | 4,169,792 | 2,218,419 | 2,220 | 2,972,186 | 1,159,809 |
| Domestic Market | | 231,706 | 170,228 | | 189,408 | 444,427 |
| Foreign Market | | 26,023 | 5,215 | | 12,015 | 4,209 |
| **Other Sales** | | 257,729 | 175,443 | | 201,423 | 448,636 |
| | 2,491 | 4,427,521 | 2,393,862 | 2,220 | 3,173,609 | 1,608,445 |

## 22. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission ("CVM"), providing the means to evaluate the performance in all Company' business segments.

| | Consolidated | | | |
|---|---|---|---|---|
| | Steel and Services | Corporative | Energy and Infrastructure | Total |
| Net Revenue | 4,413,683 | | 13.838 | 4,427,521 |
| Cost of Products and services sold | (2,352,360) | | (41,502) | (2,393,862) |
| **Gross Profit** | **2,061,323** | | **(27,664)** | **2,033,659** |
| Operational income and expenses | | | | |
| Sales expenses | (278,821) | | (739) | (279,560) |
| Administrative expenses | | (136,075) | (7,809) | (143,884) |
| Other Operation Incomes (expenses) | (12,050) | (1,294) | (43) | (13,387) |
| | (290,871) | (137,369) | (8,591) | (436,831) |
| Net Financial Result | | (246,817) | | (246,817) |
| Net Exchange and Monetary Variation | | (426,404) | | (426,404) |
| Equity Adjustments | 27,546 | (8,988) | | 18,558 |
| **Operating Income** | **1,797,998** | **(819,578)** | **(36,255)** | **942,165** |
| Non-Operation losses | 12,869 | | | 12,869 |
| **Income before income tax and social contribution** | **1,810,867** | **(819,578)** | **(36,255)** | **955,034** |
| Income Tax and Social Contribution | (474,329) | 263,764 | 12,327 | (198,238) |
| **Net Income** | **1,336,538** | **(555,814)** | **(23,928)** | **756,796** |

## 23. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| **Financial expenses:** | | | | |
| Loans and financing - foreign currency | (113,039) | (48,933) | (283,886) | (96,093) |
| Loans and financing - Brazilian currency | (132,739) | (121,165) | (125,972) | (137,823) |
| With subsidiaries | (217,640) | (101,880) | | |
| PIS/COFINS on financial revenues | (28,679) | (19,696) | (29,887) | (20,088) |
| Fiscal interest, fine and interest on arrears | 17,460 | (7,038) | 16,386 | (8,819) |
| CPMF | (47,600) | (34,585) | (50,339) | (38,160) |
| Other financial expenses | (11,434) | (27,544) | (34,520) | (34,254) |

| | | | | |
|---|---|---|---|---|
| | (533,671) | (360,841) | (508,218) | (335,237) |

**Financial Income:**

| | | | | |
|---|---|---|---|---|
| With subsidiaries | 31,274 | 2,044 | | |
| Yield on Financial Application net of provision for losses | 2,878 | (196,490) | (4,556) | (185,229) |
| Exchange Swap | 253,876 | (804,818) | 235,096 | (752,310) |
| Other Income | 23,340 | 16,628 | 30,861 | 28,449 |
| | 311,368 | (982,636) | 261,401 | (909,090) |
| **Net financial income** | (222,303) | (1,343,477) | (246,817) | (1,244,327) |

**Monetary Variation**

| | | | | |
|---|---|---|---|---|
| - Assets | 4,758 | 7,000 | 4,859 | 4,456 |
| - Liabilities | (10,571) | (29,755) | (10,749) | (32,860) |
| | (5,813) | (22,755) | (5,890) | (28,404) |

**Exchange Variation**

| | | | | |
|---|---|---|---|---|
| - Assets | 178,095 | (253,568) | 144,489 | (213,032) |
| - Liabilities | (708,010) | 1,563,411 | (510,380) | 1,170,771 |
| - Amortization of deferred foreign exchange variation | (53,043) | (67,498) | (54,623) | (68,832) |
| | (582,958) | 1,242,345 | (420,514) | 888,907 |
| **Net monetary and exchange variations** | (588,771) | 1,219,590 | (426,404) | 860,503 |

24. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

| | R$ Million | |
|---|---|---|
| | 6/30/2004 | 3/31/2004 |

**Revenue**

| | | |
|---|---|---|
| Sales of products and services | 4,561 | 3,479 |
| Allowance for doubtful accounts | (5) | 5 |
| Non-operating income | (1) | (12) |
| | **4,555** | **3,472** |

**Input purchased from third parties**

| | | |
|---|---|---|
| Raw material used up | (1,032) | (714) |
| Cost of products and services | (570) | (423) |
| Materials, energy, third-party services and others | (188) | (131) |
| | **(1,790)** | **(1,268)** |

| | | |
|---|---:|---:|
| **Gross value-added** | **2,765** | **2,204** |
| | | |
| **Retention** | | |
| Depreciation, amortization and depletion | (182) | (158) |
| **Net produced value-added** | **2,583** | **2,046** |
| | | |
| **Value-added transferred** | | |
| Income from equity states | 354 | (177) |
| Financial income/Exchange variation | 494 | (1,229) |
| | | |
| | **848** | **(1,406)** |
| | | |
| **Total value-added to distribute** | **3,431** | **640** |
| | | |
| **VALUE -ADDED DESTINATION** | | |
| Staff and charges | 210 | 200 |
| Taxes, charges and contributions | 990 | 946 |
| Interest and exchange variation | 1,275 | (1,126) |
| Dividends and interest of capital stock | 35 | |
| Retained earnings (loss) | 921 | 620 |
| | | |
| **Value-added destinated** | **3,431** | **640** |

## 25. STATEMENT OF EBITDA

The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

| | R$ Million | | | |
|---|---:|---:|---:|---:|
| | Parent Company | | Consolidated | |
| | 6/30/2004 | 3/31/2004 | 6/30/2004 | 3/31/2004 |
| Net Income | 3,904 | 2,943 | 4,428 | 3,173 |
| Gross Profit | 1,783 | 1,388 | 2,034 | 1,565 |
| Operating Expeses (sales, general and administrative) | (237) | (210) | (423) | (338) |
| Depreciation (cost of product sold and operating expenses) | 368 | 278 | 402 | 295 |
| EBITDA | 1,914 | 1,456 | 2,013 | 1,522 |
| EBITDA-MARGIN % | 49% | 50% | 46% | 48% |

## 26. EMPLOYEES' PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, as legal entity of social security end, with no lucrative end and authorized to function by the deliberation nº1964, of December 28, 1979, from the Ministry of Social Security. CBS congregates CSN employees, of CSN related companies and entity itself, and provided they sign the assent agreement and its activities are conducted by the law n°109, of May29, 2001.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant's salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Oficial Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 01/11/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension in activity, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of June 30, 2004 and March 31, 2004, the plans are presented as follows:

|  | 6/31/2004 | 30/3/2004 |
|---|---|---|
| **Members** | **18,713** | **18,819** |
| In activity | 7,399 | 7,454 |
| Retired employees | 11,314 | 11,365 |
| **Distribution of members by benefit plan:** | | |
| **35% of Average Salary Plan** | **5,913** | **5,988** |
| Active | 21 | 46 |
| Retired employees | 5,892 | 5,942 |
| **Supplementary Average Salary Plan** | **5,170** | **5,557** |
| Active | 67 | 443 |
| Retired employees | 5,103 | 5,114 |
| **Combined Supplementary Benefits Plan** | **7,630** | **7,274** |
| Active | 7,311 | 6,965 |

| | | |
|---|---|---|
| Retired employees | 319 | 309 |
| **Linked beneficiaries:** | **5,426** | **5,449** |
| 35% of average salary plan | 4,212 | 4,251 |
| Supplementary average salary plan | 1,169 | 1,153 |
| Combined supplementary benefits plan | 45 | 45 |
| **Total of members / Beneficiaries** | **24,139** | **24,268** |

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors' responsibility in 240 monthly and successive installments being the 1st to 12th in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans' balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, in conformity with the report dated January 30, 2004.

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated to the first semester of 2004 the amount of R$14,904,(R$39,597 in the first semester of 2003) in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which, added to related contribution private pension fund outlay, totaled R$36,696(R$56,614 in the first semester of 2003).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve in sufficionary was deduced from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in count this amortizing contribution; The Company, however, based on its legal and actuarial advises understands that such contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of "Plano Milênio" (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor's contribution corresponds to an equal counterpart of the participants' contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor's contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount foreseen of R$2,385 in 2004 (R$1,455 in 2003).

Main actuarial assumptions adopted in the actuarial liability calculation

| | |
|---|---|
| Methodology Used | Unit Methods of Projects Credits |

| | |
|---|---|
| Nominal discount Rate for actuarial obligation | 13.4% a.y ( 8% real and 5% inflation) |
| Expected rate of return on plan assets | 13.4% a.y ( 8% real and 5% inflation) |
| Index for estimated salary increase | INPC + 1% (6.05%) |
| Index for estimated benefits increase | INPC + 0% (5.00%) |
| Estimated long term inflation rate | INPC + 0% (5.00%) |
| Biometrical mortality table | UP84 with 3-year aggravation and segregated by sex |
| Biometrical invalidity table | Mercer Table for entering invalidity |
| Expected turnover rate | 1% ao p.y |
| Probability of entering retirement | The first time the participant qualifies for a benefit |

CSN do not have obligations on other after-employees benefit.

27.SUBSEQUENT EVENTS

- Debenture issuance

On July 27, 2004, the Board of Directors approved the issuance and subsequent sale of debentures, in the amount of up to R$750 million at the issuance date, in order to raise resources for the constitution of a liquid reserve. Those will be registered, book-entry debentures, not convertible into shares, and will have a maturity of 5 years.

- Repurchase of shares

At the same date the Board of Directors approved a new purchase of up to 7,200,000 shares issued by the Company to be held in treasury and for subsequent sale and/or cancellation, in conformity with article 3 of CVM Instruction No. 10/80, through trading at the São Paulo Stock Market (Bovespa). The period for acquisition is of 3 months starting on August 2, 2004 and ending on November 1, 2004.

00403-0 COMPANHIA SIDERÚRGICA NACIONAL                 33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

Production and Production Costs

- Production

Output volumes in the second quarter of 2004 totaled 1.4 million tons of crude steel and 1.2 million tons of rolled finished products. In the first half of 2004, the production of crude steel reached 2.7 million tons, equivalent to a 4% increase, while rolled finished product also increased by 4%, reaching 2.4 million tons. These increases are the result of continuous efforts to improve productivity.

- Production Costs (Parent Company)

In 2004, total production costs were higher than in 2003 (38% when comparing quarters and 36% between semesters). This increase is explained mainly by the higher imported raw materials prices – as a result of the supply and demand unbalance in the international market, driven by increased internal consumption in China.

In 1H04, coal and coke costs were R$237 million higher, with the major effect impacting the second quarter. During the quarter, these costs represented 34% of the total - an 11 percentage points (p.p.) increase to 1Q04 and a 10 p.p. difference from 2Q03. Therefore, dollar-denominated or dollar-linked costs represented 47% of the cash costs in 2Q04.

## Total Production Costs

**2Q04**
- Depreciation 14%
- General Costs 19%
- Energy/Fuel 7%
- Labor 8%
- Outsourced HRC 2%
- Raw Materials 50%

**2Q03**
- Depreciation 16%
- General Costs 19%
- Energy/Fuel 8%
- Labor 10%
- Outsourced HRC 5%
- Raw Materials 42%

Higher crude steel output in 2004 also contributed to an increase in the consumption of materials in general. However, our costs were also effected by the increase in electrical energy tariffs. The non-cash effect of higher depreciation (resulting from assets revaluation and CSN Paraná start-up) corresponded to an R$82 million increase.

Net Revenues



**Consolidated Quarterly**
*in thousand of tons*

Sales volumes of finished products and slabs reached 1.4 million tons in the quarter, up 20% compared to the same period of last year. In the domestic market, sales rose 11%, representing 63% of total Sales in the quarter. In the same comparison, export Sales increased by 40%. In 1H04, we highlight the 12% increase in total volume, and 19% higher export sales.

In 2Q04, consolidated net revenues grew 61% reaching R$2,562 million, due to a better product mix, with higher participation of coated products, 34% increase in average prices and greater sales volume. Sales in the domestic market accounted for 62% of the net revenues in quarter, while domestic volume represented 63% of the total, this difference is a result of the effect of better international prices on export revenues. In 1H04, this situation is more balanced with both domestic revenues and volume representing 65%.

For the parent company, exports were largely to the United States of America and Europe, which represented 37% and 34% of total volume, respectively. This mainly reflects our operations with CSN LLC and Lusosider. Exports for Asia and Latin America were 15% and 10% of export volumes, respectively. Since CSN LLC and Lusosider sales are made in their respective regions, CSN consolidated sales showed substantially the same distribution worldwide.

Gross Profit, Operational Income and EBITDA

- Gross Profit

Gross profit for 2Q04 increased by R$449 million when compared to 2Q03 and by R$352 million compared to 1Q04. Gross margin was stable at 47%, as higher steel prices offset the increases in raw materials. In relation to the previous quarter, gross margin increased by 1.5 p.p. In 1H04, gross income increased by 30%, but the gross margin was 3.4 p.p. lower, given our new investments abroad, which are reflected in the consolidated figures as of the second half of 2003.

- Operational Income

In 2Q04, operational income reached R$939 million, compared to R$549 million in 2Q03. This R$390 million increase reflects the higher gross profit, partially offset by greater operational expenses mostly due to higher sales expenses, as a consequence of higher export volumes and freight costs. Operational income in the first half of 2004 grew by 31%.

- EBITDA

EBITDA reached R$1,180 million in the second quarter, a 61% increase compared to the R$735 million registered in the same period of last year. Compared to 2Q03, EBITDA margin was stable at 46%, but it was 1.3 p.p. up first quarter margin. In 1H04, EBITDA was over R$2 billion, with a 46% margin, representing a 32% increase.

**EBITDA**
**in millions of R$**

Parent Company ■ Consolidated

Financial Results

Financial results (which include financial revenues and expenses as well as results from net exchange and monetary variation, but exclude amortization of deferred exchange losses) totaled negative R$443 million in the quarter, compared to negative R$265 million in the same period of last year, due to a higher cost of net debt in the period as explained below. For the same reason, the financial result in 1H04 was a negative R$619 million, compared to a negative R$315 million for the same period in 2003.
Deferred Exchange Losses: Total amortization of deferred exchanges losses due to the real devaluation in 2001 was R$26 million in 2Q04, compared to R$34 million in 2Q03. The balance to be amortized in 2004 is R$50 million.

Net Income

As a consequence, consolidated net income was R$424 million in the 2Q04, 264% higher than the net income of R$116 million registered in the same period of 2003, and 27% higher than 1Q04. In 1H04, net income reached R$757 million, a R$244 million increase over 1H03.

Net Debt/EBITDA = 1.5 x

At June 30, 2004, consolidated net debt totaled R$5,998 million, R$1,269 higher than net debt on March 31, 2004. This increase is related to greater working capital (especially given the strategic increase in raw material inventories, in the amount of R$371 million, and higher accounts receivable in the amount of R$383 million, especially for exports), the payment of R$752 million in dividends and interest on equity and to the increase to 100% interest in GalvaSud, an approximate impact of R$300 million. Current net debt/annualized EBITDA ratio is 1.5x, in line with the expectations announced in the 2003 earnings release.
We seek to hedge our exposure net of financial assets and liabilities, accounts receivable and payable denominated in foreign currency and investments in offshore affiliates (registered in the Equity Results line), as a result of which the amount of the exposure hedged by currency swaps is approximately US$1 billion. As a result, financial results on a standalone basis are partially exposed to the foreign rate.
For the full year 2004 the net debt cost is expected to remain at 100% of CDI, as previously disclosed.

Capex

At the first half of 2004, total capital expenditures were R$521 million. The highlight, once more, was the capex related to CSN Paraná, besides projects related to maintaining the operating and technological excellence of the facilities and the remaining Galvasud's capital acquisition, which corresponded to R$306 million.

Recent Events

On July 27, 2004, CSN's Board of Directors approved the following corporate and financial events:

- a new Share Buyback Program, for a 90-day period, as of August 2, of up to 7,200,000 shares, pursuant to the limits and provisions set on CVM Instruction # 10/80.

- approval to issue debentures in the domestic maket, in the amount of up to R$750 million for a 5 year period, at an indicated rate between 103% and 108% of "DI rate over extra group".

In June, CSN announced a number of corporate and financial events, as described below:

- Acquisition, through its 100% subsidiary CSN I S.A, of the 49% stake owned by ThyssenKrupp Stahl in GalvaSud S.A. for R$89 million. In addition, as a part this transaction, debts in the amount of R$425 million were paid in the same month.

- Approval to pay intermediate dividends of R$35 million (R$0.1228 per outstanding share) beginning on June 15.

- Issuance of US$162 million in export receivables, with an 8-year maturity and interest rate of 7.427% p.a.

- Approval of an investment of approximately US$43 million to build a plant aiming to processing slag and its by-product (cement), which shall use as principal raw material the slag produced in the Company's blast furnances. Such investment aims to increase the level of use of its slag production and create better efficiency in the steel process. Such investment is still subject to the approval of an adequate financing structure.

Outlook

Despite the higher share of the international markets in 2Q04, we reiterate our estimate of a maximum 35% export mix. Our consolidated annual sales volume should be slightly above 2003 volumes, as the decision to outsource hot-rolled coils was revised and the supply of most of CSN LLC`s and Lusosider's slabs and hot rolled needs was kept, which did not happen during 2003. We will loose in volume but gain in consolidated margins.

We have not witnessed any fall in international prices and believe that, given the continued high levels of global demand and unfavorable conditions to the expansion of the supply, international prices will remain favourable at least until the end of this year. The current lag between domestic and international prices is around US$50 for less value-added products like hot and cold-rolled.

In terms of costs for the second half, we maintain the expectations for the previously announced increase in coal costs and, until the end of 3Q04, the high coke prices. Export freight, which had increased over 50% in 2003, has fallen, and returned to early 2003 levels. For the year, we expect to slightly increase our consolidated EBITDA margin compared to the 45.5% margin of the first half.

Regarding cash flow, the increase in strategic inventories of coal and the increased focus in the international market during this last quarter, led to a greater requirement of working capital. We are working for this to return to normal levels during the second half. Another factor that we do not expect again in 2004 is the intermediate distribution of dividends and interest on equity. Therefore, CSN's net debt should return, until the end of the year, to levels closer to a Net Debt/EBITDA ratio of 1x.

00403-0 COMPANHIA SIDERÚRGICA NACIONAL                         33.042.730/0001-04

15.01 – PROJECTS OF INVESTMENTS

OPERATIONAL INVESTMENTS

The expenses with the main projects on the second quarter of 2004 were:

| Description | Value R$ '000 |
|---|---|
| Improvement in the coke batteries #1, 4 and 5 | 4,676 |
| Replacement in the steel laddles | 3,710 |
| HC cutting line installation | 1,956 |
| Cutting Machines adaptation | 1,450 |
| Steel Plant automation | 1,437 |
| Modernization of the picking continuum lines #3 and 4 | 1,065 |
| Capacity increase of Liquid Metal Overhead Cranes | 936 |
| Steel works gasholder back repair | 899 |
| Replacement of Reducers and Lamellar Games | 822 |
| Box Annealing Furnace #1 - Base process control | 789 |
| Slurry Yard | 679 |
| #3 Coke oven battery revamp | 497 |
| #3 Lime Furnace Revamp | 442 |
| Sinter Plant #2 Exhaustion Motors Start up Control | 317 |
| Torpedo Cars modification and repair | 260 |
| Replacement of PLC's of Electotinning Lines #5 and 6 | 235 |
| Sinter Plant #2 revamp | 120 |
| Gas I System revamp - Phase 1 | 118 |
| | **20,408** |

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |

**SOURCES OF FUNDS**

**Funds provided by operations**

| | | | | |
|---|---|---|---|---|
| Net income (loss) for the period | 833,002 | 541,016 | 756,796 | 512,942 |
| Expenses (income) not affecting working capital | | | | |
| - Monetary and foreign exchange variation and long term accrued charges (net) | 433,789 | (1,029,658) | 345,388 | (451,829) |
| - Equity pick up and amortization of goodwill | (354,176) | 176,561 | (18,558) | (10,900) |
| - Write-offs of permanent assets | 650 | 614 | 1,103 | 1,118 |
| - Depreciation/depletion/amortization | 368,502 | 278,346 | 402,569 | 294,991 |
| - Amortization of deferred foreign exchange variation | 53,043 | 67,498 | 54,623 | 68,832 |
| - Deferred income tax and social contribution | (145,148) | 162,585 | (143,349) | 164,998 |
| - Provision for contingent liabilities PIS/COFINS/CPMF | 75,320 | 63,254 | 75,320 | 63,768 |
| - Employee's Pension Fund Provision | 14,904 | 39,597 | 14,640 | 40,429 |
| - Deferred Income Variations | | | 28,607 | |
| - Others | (21,335) | (130,129) | (17,218) | (122,907) |
| | **1,258,551** | **169,684** | **1,499,921** | **561,442** |
| **Funds Provided by Others** | | | | |
| Loans and financing resources | 2,194,711 | 1,061,488 | 1,171,588 | 800,712 |
| Decrease in other long term assets | 66,270 | 23,328 | 54,132 | 30,335 |
| Increase in other long term liabilities | 75,805 | 144,664 | 95,717 | 113,449 |
| Others | 10,873 | (740) | 17,499 | 10,015 |
| | **2,347,659** | **1,228,740** | **1,338,936** | **954,511** |
| **TOTAL SOURCES OF FUNDS** | **3,606,210** | **1,398,424** | **2,838,857** | **1,515,953** |

**USES OF FUNDS**

**Funds used in permanent assets**

| | | | | |
|---|---|---|---|---|
| Investments | 438,663 | 43,145 | 139,205 | (66,250) |
| Property, plant and equipment | 159,726 | 534,150 | 341,851 | 201,330 |
| Deferred assets | 21,582 | 65,091 | 40,238 | 38,272 |
| | **619,971** | **642,386** | **521,294** | **173,352** |
| **Other** | | | | |
| Interest on stockholder's equity/dividends | 35,000 | 506,138 | 35,000 | 506,138 |
| Treasury stocks | 91,791 | | 91,791 | |
| Transfer of loans and financing to short-term | 1,218,160 | 732,862 | 1,227,853 | 544,744 |
| Increases in long-term assets | 76,974 | 580,177 | 96,956 | 29,964 |
| Decrease in long-term Liabilities | 2,487 | 81,096 | 33,810 | 69,238 |
| Other | | 5 | | (12) |
| | **1,424,412** | **1,900,278** | **1,485,410** | **1,150,072** |
| **TOTAL USES OF FUNDS** | **2,044,383** | **2,542,664** | **2,006,704** | **1,323,424** |
| **INCREASE (DECREASE) IN NET WORKING CAPITAL** | **1,561,827** | **(1,144,240)** | **832,153** | **192,529** |

**CHANGES IN NET WORKING CAPITAL**
**Current Assets**

|  |  |  |  |  |
|---|---|---|---|---|
| At end of period | 5,534,896 | 3,974,601 | 6,253,120 | 4,197,045 |
| At beginning of period | 5,507,669 | 4,257,340 | 6,775,380 | 4,227,070 |
|  | **27,227** | **(282,739)** | **(522,260)** | **(30,025)** |
| **Current Liabilities** |  |  |  |  |
| At end of period | 3,017,145 | 4,304,915 | 3,188,105 | 4,506,081 |
| At beginning of period | 4,551,745 | 3,443,414 | 4,542,518 | 4,728,635 |
|  | **(1,534,600)** | **861,501** | **(1,354,413)** | **(222,554)** |
| **INCREASE (DECREASE) IN NET WORKING CAPITAL** | **1,561,827** | **(1,144,240)** | **832,153** | **192,529** |

|  | Parent Company | | Consolidated | |
| --- | --- | --- | --- | --- |
|  | **2004** | **2003** | **2004** | **2003** |
| **Cash Flow from operating activities** | | | | |
| **Net income (loss) for the year** | **833,002** | **541,016** | **756,796** | **512,942** |
| **Adjustments to reconcile the net income for the year** | | | | |
| **with the resources from operating activities:** | | | | |
| - Amortization of deferred exchange variation | 53,043 | 67,498 | 54,623 | 68,832 |
| - Net monetary and exchange variation | 630,953 | (1,402,979) | 459,650 | (914,632) |
| - Provision for loan and financing charges | 458,872 | 285,942 | 426,915 | 216,906 |
| - Depreciation/ depletion/ amortization | 368,502 | 278,346 | 402,569 | 294,991 |
| - Write off of permanent assets | 650 | 614 | 1,103 | 1,118 |
| - Equity pick up and amortization of good will | (354,176) | 176,561 | (18,558) | (10,900) |
| - Deferred income tax and social controbution | 116,142 | 329,745 | 77,523 | 308,236 |
| - Provision Swap / Forward | (512,826) | 1,054,390 | (515,467) | 1,054,390 |
| - Provision marked to market |  | (238,174) |  | (238,174) |
| - Employee's Pension Fund Provision | 14,904 | 39,597 | 14,640 | 40,429 |
| - Other provisions | 96,009 | (24,770) | 72,227 | (40,313) |
|  | **1,705,075** | **1,107,786** | **1,732,021** | **1,293,825** |
| **(Increase) decrease in assets:** | | | | |
| - Accounts receivable - trade | (359,778) | (171,515) | (472,628) | 4,822 |
| - Inventories | (403,025) | (162,267) | (547,904) | (250,338) |
| - Judicial Deposits | (39,240) | (26,089) | (41,709) | (30,726) |
| - Credits with subsidiary and associated companies | (195,305) | (367,332) | 1,024 | (1,595) |
| - Carryforward taxes | 118,215 | (66,690) | 115,885 | (76,292) |
| - Others | 50,705 | 58,701 | 5,443 | 8,050 |
|  | **(828,428)** | **(735,192)** | **(939,889)** | **(346,079)** |
| **Increase (decrease) in liabilities** | | | | |
| - Suppliers | (96,306) | (14,834) | (48,407) | 24,314 |
| - Salaries and payroll charges | 16,483 | 32,474 | 20,275 | 33,285 |
| - Taxes | (211,604) | (16,882) | (201,356) | (9,485) |
| - Accounts payable - Subsidiary Companies | 6,874 | (22,910) | | |
| - Option Hedge premium |  | 186,187 |  | 180,812 |
| - Other | (830) | (55,943) | 76,062 | (130,266) |
|  | **(285,383)** | **108,092** | **(153,426)** | **98,660** |
| **Net resources from operating activities** | **591,264** | **480,686** | **638,706** | **1,046,406** |
| **Cash Flow from financing activities** | | | | |
| - Investments | (438,663) | (43,145) | (139,205) | 66,250 |
| - Property, plant and equipment | (157,674) | (562,039) | (339,799) | (222,675) |
| - Deferred assets | (21,582) | (65,091) | (40,238) | (38,272) |
| **Net resources used on investing activities** | **(617,919)** | **(670,275)** | **(519,242)** | **(194,697)** |
| **Cash Flow from investing activities** | | | | |
| **Financial Funding** | | | | |
| - Loans and Financing | 2,241,462 | 2,296,501 | 1,713,135 | 2,042,856 |
|  | **2,241,462** | **2,296,501** | **1,713,135** | **2,042,856** |
| **Payments** | | | | |
| - Financial Institution | | | | |
| - Principal | (1,414,950) | (958,637) | (1,802,864) | (1,691,227) |
| - Charges | (450,468) | (294,684) | (453,591) | (245,267) |
| - Interest on stockholder's equity/dividends | (752,226) | (798,977) | (752,226) | (798,977) |

| | | | | |
|---|---|---|---|---|
| - Treasury stocks | (91,791) | | (91,791) | |
| | **(2,709,435)** | **(2,052,298)** | **(3,100,472)** | **(2,735,471)** |
| **Net resources from (to) financing activities** | **(467,973)** | **244,203** | **(1,387,337)** | **(692,615)** |
| | | | | |
| **Increase (decrease) in cash and cash equivalents** | **(494,628)** | **54,614** | **(1,267,873)** | **159,094** |
| Cash and cash equivalents, beginning of period | 2,193,171 | 850,278 | 3,650,707 | 1,186,347 |
| **Cash and cash equivalents, end of period** | **1,698,543** | **904,892** | **2,382,834** | **1,345,441** |
| | | | | |
| **Additional cash flow information** | | | | |
| Monetary variation and interest capitalized | 2,052 | (27,889) | 2,052 | (21,345) |

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

| 1- Code | 2 - Description | 3 - 06/30/2004 | 4 - 03/31/2004 |
|---|---|---|---|
| 1 | Total Assets | 22,224,921 | 22,365,781 |
| 1.01 | Current Assets | 6,253,120 | 6,670,519 |
| 1.01.01 | Cash | 954,194 | 282,388 |
| 1.01.02 | Credits | 1,583,567 | 1,201,385 |
| 1.01.02.01 | Trade accounts receivable - Domestic Market | 1,044,815 | 936,626 |
| 1.01.02.02 | Trade Accounts Receivable - Export Market | 688,604 | 412,030 |
| 1.01.02.03 | Allowance for doubtful accounts | (149,852) | (147,271) |
| 1.01.03 | Inventories | 1,441,477 | 1,066,916 |
| 1.01.04 | Others | 2,273,882 | 4,119,830 |
| 1.01.04.01 | Marketable Securities | 1,627,792 | 3,494,278 |
| 1.01.04.02 | Withholding Income Tax and Social Contribution to Offset | 10,391 | 9,422 |
| 1.01.04.03 | Deferred Income Tax | 163,847 | 229,907 |
| 1.01.04.04 | Deferred Social Contribution | 36,327 | 59,417 |
| 1.01.04.05 | Dividends Receivable | - | |
| 1.01.04.06 | Prepaid Expenses | 36,442 | 52,030 |
| 1.01.04.07 | Others | 399,083 | 274,776 |
| 1.02 | Long-Term Assets | 2,116,451 | 2,043,083 |
| 1.02.01 | Credits | 27,407 | 28,653 |
| 1.02.01.01 | Compulsory Loans - Eletrobras | 27,407 | 28,653 |
| 1.02.02 | Credit With Related Parties | - | - |
| 1.02.02.01 | Affiliates | - | - |
| 1.02.02.02 | Subsidiaries | - | - |
| 1.02.02.03 | Other Related Parties | - | - |
| 1.02.03 | Others | 2,089,044 | 2,014,430 |
| 1.02.03.01 | Deferred Income Tax | 726,252 | 681,698 |
| 1.02.03.02 | Deferred Social Contribution | 74,458 | 76,774 |
| 1.02.03.03 | Judicial Deposits | 543,237 | 542,281 |
| 1.02.03.04 | Securities Receivable | 45,653 | 46,256 |
| 1.02.03.05 | Recoverable PIS/PASEP | 33,097 | 56,360 |
| 1.02.03.06 | Prepaid Expenses | 84,404 | 82,905 |
| 1.02.03.07 | Investment Available for Sale | 257,437 | 253,021 |
| 1.02.03.08 | Marketable Securities | 198,958 | 169,247 |
| 1.02.03.09 | Others | 125,548 | 105,888 |
| 1.03 | Permanent Assets | 13,855,350 | 13,652,179 |
| 1.03.01 | Investments | 392,835 | 245,139 |
| 1.03.01.01 | In Affiliates | - | - |
| 1.03.01.02 | In Subsidiaries | 392,835 | 245,139 |
| 1.03.01.03 | Other Investments | - | - |
| 1.03.02 | Property, Plant and Equipment | 13,108,212 | 13,034,186 |
| 1.03.02.01 | In Operation Net | 12,893,310 | 12,825,954 |
| 1.03.02.02 | Construction | 85,983 | 81,026 |
| 1.03.02.03 | Land | 128,919 | 127,206 |
| 1.03.03 | Deferred | 354,303 | 372,854 |

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

| 1- Code | 2 - Description | 3 - 06/30/2004 | 4 - 03/31/2004 |
|---|---|---|---|
| 2 | Total Liabilities | 22,224,921 | 22,365,781 |
| 2.01 | Current Liabilities | 3,188,105 | 4,137,661 |
| 2.01.01 | Loans And Financing | 1,342,263 | 1,717,712 |
| 2.01.02 | Debentures | 583,255 | 577,938 |
| 2.01.03 | Suppliers | 439,227 | 337,575 |
| 2.01.04 | Taxes and Contributions | 641,343 | 620,520 |
| 2.01.04.01 | Salaries and Social Contributions | 81,710 | 60,994 |
| 2.01.04.02 | Taxes Payable | 357,352 | 337,835 |
| 2.01.04.03 | Deferred Income Tax | 148,736 | 163,008 |
| 2.01.04.04 | Deferred Social Contribution | 53,545 | 58,683 |
| 2.01.05 | Dividends Payable | 382 | 717,603 |
| 2.01.06 | Provisions | 11,805 | 12,570 |
| 2.01.06.01 | Labor, Civil and Tax | 11,805 | 12,570 |
| 2.01.07 | Debt with Related Parties | - | - |
| 2.01.08 | Others | 169,830 | 153,743 |
| 2.02 | Long-Term Assets | 10,954,261 | 10,442,419 |
| 2.02.01 | Loans and Financing | 5,953,813 | 5,479,313 |
| 2.02.02 | Debentures | 900,000 | 900,000 |
| 2.02.03 | Provisions | 3,755,584 | 3,736,556 |
| 2.02.03.01 | Labor, Civil, Fiscal and Environmental | 677,046 | 686,171 |
| 2.02.03.02 | For income Tax in judge | 19,634 | 18,825 |
| 2.02.03.03 | For Social Contribution in judge | 82,188 | 42,585 |
| 2.02.03.04 | Other Tax in judge | 578,927 | 562,035 |
| 2.02.03.05 | Deferred Income tax | 1,773,388 | 1,794,171 |
| 2.02.03.06 | Deferred Social Contribution | 624,401 | 632,769 |
| 2.02.04 | Debt with Related Parties | - | - |
| 2.02.05 | Others | 344,864 | 326,550 |
| 2.02.05.01 | Provision for Investment Devaluation | - | - |
| 2.02.05.02 | Others | 344,864 | 326,550 |
| 2.03 | Deferred Income | 35,103 | 34,967 |
| 2.04 | Minority Interest | - | - |
| 2.05 | Stockholder's Equity | 8,047,452 | 7,750,734 |
| 2.05.01 | Paid-In Capital | 1,680,947 | 1,680,947 |
| 2.05.02 | Capital Reserve | 17,319 | 17,319 |
| 2.05.03 | Revaluation Reserve | 4,885,196 | 4,946,563 |
| 2.05.03.01 | Own Assets | 4,885,196 | 4,946,563 |
| 2.05.03.02 | Subsidiaries/Affiliates | - | - |
| 2.05.04 | Revenue Reserves | 644,803 | 736,594 |
| 2.05.04.01 | Legal | 249,391 | 249,391 |
| 2.05.04.02 | Estatutory | - | - |
| 2.05.04.03 | For Contingencies | - | - |
| 2.05.04.04 | Unrealized Income | - | - |
| 2.05.04.05 | Profit Retentions | - | - |
| 2.05.04.06 | Especial For Non-Distributesd Dividends | - | - |
| 2.05.04.07 | Other Profit Reserves | 395,412 | 487,203 |
| 2.05.04.07.01 | For Investments | 487,203 | 487,203 |
| 2.05.04.07.02 | Treasury stocks | (91,791) | |
| 2.05.05 | Retained Earnings | 819,187 | 369,311 |

## 07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

| 1- Code | 2 - Description | 3 -04/01/2004 | 4 - 01/01/2004 | 5 -04/01/2003 | 6 - 01/01/2003 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and Services | 2,999,802 | 5,261,618 | 1,956,400 | 3,831,735 |
| 3.02 | Deductions from Gross Revenue | (437,431) | (834,097) | (367,962) | (658,126) |
| 3.03 | Net Revenue from Sales and Services | 2,562,371 | 4,427,521 | 1,588,438 | 3,173,609 |
| 3.04 | Cost of Goods and Services Sold | (1,369,553) | (2,393,862) | (844,608) | (1,608,445) |
| 3.04.01 | Depreciation, Depletion and Amortization | (211,248) | (380,864) | (155,401) | (280,236) |
| 3.04.02 | Others | (1,158,305) | (2,012,998) | (689,207) | (1,328,209) |
| 3.05 | Gross Profit | 1,192,818 | 2,033,659 | 743,830 | 1,565,164 |
| 3.06 | Operating Income/Expenses | (711,843) | (1,091,494) | (437,015) | (716,331) |
| 3.06.01 | Selling | (154,606) | (279,560) | (100,063) | (203,691) |
| 3.06.01.01 | Depreciation and Amortization | (2,130) | (4,263) | (1,775) | (3,555) |
| 3.06.01.02 | Others | (152,476) | (275,297) | (98,288) | (200,136) |
| 3.06.02 | General and Administrative | (80,821) | (143,884) | (71,096) | (134,332) |
| 3.06.02.01 | Depreciation and Amortization | (8,973) | (17,442) | (7,384) | (15,186) |
| 3.06.02.02 | Others | (71,848) | (126,442) | (63,712) | (119,146) |
| 3.06.03 | Financial | (469,412) | (673,221) | (298,951) | (383,824) |
| 3.06.03.01 | Financial Income | 93,965 | 261,401 | (784,435) | (909,090) |
| 3.06.03.02 | Financial Expenses | (563,377) | (934,622) | 485,484 | 525,266 |
| 3.06.03.02.01 | Amortization of Especial Exchange Variation | (26,454) | (54,623) | (34,091) | (68,832) |
| 3.06.03.02.02 | Foreign Exchange and Monetary loss, net | (318,772) | (371,781) | 690,543 | 929,335 |
| 3.06.03.02.03 | Financial Expenses | (218,151) | (508,218) | (170,968) | (335,237) |
| 3.06.04 | Other Operating Income | 11,128 | 23,423 | 9,575 | 21,878 |
| 3.06.05 | Other Operating Expenses | (29,241) | (36,810) | (32,949) | (27,262) |
| 3.06.06 | Equity Results of Subsidiaries and Affiliated Companies | 11,109 | 18,558 | 56,469 | 10,900 |
| 3.07 | Operating Income/Loss | 480,975 | 942,165 | 306,815 | 848,833 |
| 3.08 | Non-Operating Income/Loss | 12,530 | 12,869 | (4,485) | (9,805) |
| 3.08.01 | Income | 13,403 | 13,448 | 1,249 | 1,359 |
| 3.08.02 | Expenses | (873) | (579) | (5,734) | (11,164) |
| 3.09 | Income before taxes and participations/contributions | 493,505 | 955,034 | 302,330 | 839,028 |
| 3.10 | Provision for income tax and social contribution | (46,242) | (120,715) | (50,872) | (17,850) |
| 3.11 | Deferred Income Tax | (23,752) | (77,523) | (135,065) | (308,236) |
| 3.12 | Statutory Participations/Contributions | - | - | - | - |
| 3.12.01 | Paticipations | - | - | - | - |
| 3.12.02 | Contributions | - | - | - | - |
| 3.13 | Reversal of Interest on Stockholder's Equity | - | - | - | - |
| 3.14 | Minority interest | - | - | - | - |
| 3.15 | Net Income (Loss) for the Period | 423,511 | 756,796 | 116,393 | 512,942 |
| | OUTSTANDING SHARES (THOUSANDS) | 284,404 | 284,404 | 71,729,261 | 71,729,261 |
| | EARNINGS PER SHARE (R$) | 1.48912 | 2.66099 | 0.00162 | 0.00715 |
| | LOSS PER SHARE (R$) | | | | |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2004

### COMPANHIA SIDERÚRGICA NACIONAL

By:    /s/ Otavio de Garcia Lazcano

**Otavio de Garcia Lazcano**
**Principal Financial Officer**

By:    /s/ Lauro Henrique Campos Rezende

**Lauro Henrique Campos Rezende**
**Investments Executive Officer**

## FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.